Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

02015865

SUPPL

26th February 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited

We enclose for your information copies of the following documents issued today in respect of the above company:-

1. 2001 Preliminary Announcement of Results;
2. Preliminary Financial Statements for the year ended 31st December 2001; and
3. A press release.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

F:\WIN\PR-Announcement\PRelease\DF-2002.doc\4

To: Business Editor

26th February 2002
For immediate release

The following announcement was today issued to the London Stock Exchange.

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

2001 PRELIMINARY ANNOUNCEMENT OF RESULTS

- Expansion in Southeast Asia
- Some recovery at Wellcome Hong Kong
- Managed sell-down at Franklins completed
- Share buy-back offer announced

"The economic outlook for the regions in which Dairy Farm operates is uncertain. The Company, however, remains strong with experienced staff and sound retail businesses that are well positioned to succeed."

Simon Keswick, *Chairman*

"2002 will be a difficult year in Asia, with many of the most important markets in which we operate experiencing economic weakness. While continuing our capital spending programme, we are keeping costs down and managing cash tightly."

Ronald J Floto, *Group Chief Executive*
26th February 2002

Results

Prepared in accordance with IAS as modified by revaluation of leasehold properties*	Year ended 31st December **2001** **US$m**	2000 US$m	Change %
Sales – continuing operations	**3,470**	3,255	+7
Underlying net profit	**48**	1	100+
Net profit/(loss)	**30**	(194)	n/a
Recurring EBITDA to sales	**4.9%**	3.1%	+1.8%
	US¢	US¢	%
Underlying earnings per share	**2.87**	0.03	100+
Earnings/(loss) per share	**1.82**	(11.75)	n/a

* The Group's financial statements are prepared under International Accounting Standards ('IAS') which, following recent changes, no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in the above summary, the Chairman's Statement, Group Chief Executive's Review and Regional Operating Review are based on this supplementary financial information unless otherwise stated.

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DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

PRELIMINARY ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST DECEMBER 2001

OVERVIEW

Dairy Farm made significant progress in 2001, against a backdrop of poor economic conditions in most of its markets. The Group resolved a major problem through the disposal of Franklins, its Australian business, and it began sustained developments in areas it sees as profit drivers for the future.

RESULTS

Sales from continuing activities of US$3,470 million were 7% ahead of last year, with growth in all regions. Each of the Group's regional businesses has shown improved performance, and its underlying profit of US$48 million in 2001 compares to a profit of US$1 million in 2000. Underlying earnings per share were US¢2.87, compared to US¢0.03 in 2000.

The Group moved into a net cash position, due mainly to the disposal of Franklins and Sims Trading. In the circumstance the Directors consider it appropriate to offer to return value to shareholders and therefore propose to repurchase up to 170 million shares representing 10% of issued share capital. This is to be carried out by way of a tender offer at a price range of US$0.66 to US$0.75 per share.. The proposal gives shareholders a choice to sell shares at a premium to the market price or to increase their proportionate stake by retaining their shares. A circular containing full details of the offer is being sent to shareholders.

In view of the Group's forthcoming investment commitments, and a cautious view of prospects for 2002, the Directors believe it to be too early for a resumption of dividend payments.

DISPOSAL OF FRANKLINS

Having decided in April to exit from Australia, a managed sell-down of Franklins was undertaken as the most effective means, among the limited options available to the Group, of

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realising value. An assessment of Franklins' assets in 2000 led to an impairment charge of US$129 million. During the course of the disposal programme, however, a premium was achieved on the sale of the assets, yielding a net gain in 2001 of US$38 million. The Group is grateful for the dedication and professionalism shown by Franklins' management during the complex sell-down process.

OPERATIONS

In North Asia, results improved in all businesses. Wellcome Taiwan, Mannings and 7-Eleven in Hong Kong all achieved increased profits. Wellcome Hong Kong also made good progress, although there is still much to be done to reach acceptable levels of profitability. The Group is vigorously expanding its 72 store 7-Eleven network in neighbouring Guangdong.

In South Asia the Group's focus is on developing the successful Giant hypermarket format in Malaysia and Singapore, as well as expanding into Indonesia and, subject to government approvals, India. The Group's other businesses in the region continue to perform well.

During the year the Group was approached to sell Woolworths, its New Zealand supermarket operation. This prompted enquiries from other potential purchasers, but after careful review, the Group decided that it was preferable to retain and grow this valuable business.

Despite a profit decline in 2001, Maxim's remains an excellent investment. Maxim's is expanding the Starbucks chain in Hong Kong, and will be extending it to Southern China.

OUTLOOK

In conclusion, the Chairman, Simon Keswick said, "The economic outlook for the regions in which Dairy Farm operates is uncertain. The Company, however, remains strong with experienced staff and sound retail businesses that are well positioned to succeed."

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GROUP CHIEF EXECUTIVE'S REVIEW

The Year

We made significant progress in terms of profit performance and strategic positioning. Most of our retail businesses registered sales and profit improvements by pursuing well established plans focusing on store modernization, efficient infrastructure and organic growth.

Record profits were achieved in Singapore, Malaysia, and Taiwan, and also by Mannings and 7-Eleven in Hong Kong. All other retail businesses were on plan, including Wellcome Hong Kong, which faced continuing margin pressure, deflation in food prices and strong competitive expansion. Wellcome achieved sales increases which, combined with excellent expense control, resulted in significantly improved performance.

Maxim's profit declined, but performed well against its peers in a sluggish catering market.

Wellcome: Taiwan

The performance of Wellcome Taiwan merits special attention in that 2001 represents the fruition of a two-year turnaround effort. This business was loss-making in 1999. As a result of a programme of investment in fresh merchandising in 56 of its 100 stores; investment in a fresh distribution center to support the stores; sharper and more productive store operations; a logistics support contract with a local hypermarket chain; and a bolt-on acquisition of 12 stores, Wellcome Taiwan achieved an EBITDA of US$15 million this year.

South Asia

South Asia has improved rapidly over the past two years with sales and profit up more than 75%. Excellent results have been driven by operational improvements, bolt-on acquisitions and aggressive greenfield expansion. We acquired Giant, a Malaysian company with two hypermarkets, in late 1999 and have used this as our hypermarket growth vehicle. We are convinced of the value of this format in Asia, and its suitability to our multi-channel, shared services retail strategy. Today we operate seven hypermarkets, two in Singapore and five in Malaysia, and will open at least six more in these countries in the next year. We will also open several in Indonesia and India during that time. Hypermarkets will become an

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important retail channel for us in future, and we already have the number one share of hypermarket sales in both Singapore and Malaysia.

Woolworths: New Zealand

In New Zealand, our Woolworths supermarkets continued to achieve good returns and we plan to invest in new stores and infrastructure. Future growth opportunities will be enhanced by the expansion of mini-mart retailing at Gull petrol stations.

Franklins: Australia

Having been unsuccessful in attracting an offshore purchaser, and being prevented by competition authorities from selling the business in its entirety to a local competitor, we undertook a managed sell-down of Franklins during the second half. A total of 249 stores were sold to national and international chains and independent operators, including 14 stores to former managers. We closed 38 stores as well as 10 distribution centers and administrative offices. The trading loss of $53 million for the year was in line with our expectation and the gain on disposal of $38 million exceeded plan. We are pleased to note that over 90% of our former staff were employed by purchasers. By year-end, our Group support structure was reduced by over 20% to reflect our smaller size following the Franklins disposal.

Strategy

Our strategic plan is unchanged:

- A clear focus: Retailing in the Asia-Pacific Region;
- Proven formats: Supermarkets, hypermarkets, health and beauty, and convenience stores;
- Long-term growth markets: Leading positions in rapidly developing markets with investment in fresh products and store design, modern infrastructure and bolt-on acquisitions;
- Efficient support functions: Shared logistics, procurement and administrative services.

Recent strategic initiatives include:

- Approval in August of our restructured 7-Eleven joint venture in Guangdong where we are now licensed to increase our chain to 350 stores. In the latter part of the year, 22 new stores were opened, and we look forward to further growth in 2002.
- Opening of our second hypermarket in Singapore.
- Bolt-on acquisition of 13 supermarkets in Hong Kong.
- Maxim's, our associate, will be expanding its highly successful Starbucks business to Southern China. This area, in addition to Hong Kong, is expected to provide exciting growth opportunities in the future.

Outlook

2002 will be a difficult year in Asia, with many of the most important markets in which we operate experiencing economic weakness. While continuing our capital spending programme, we are keeping costs down and managing cash tightly.

As 2001 closes I would like to thank the people of Dairy Farm for their dedication and fine accomplishments during the year.

Ronald J Floto
Group Chief Executive
26th February 2002

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Market Position

	Supermarkets	Hypermarkets	Health and Beauty Stores	Convenience Stores	Restaurants
Hong Kong	2	-	1	1	1
India	1	1	1	-	-
Indonesia	1	-	2	-	-
Malaysia	2	1	1	-	-
New Zealand	3	-	-	-	-
Singapore	2	1	1	1	-
Taiwan	1	-	-	-	-

REGIONAL OPERATING REVIEW

NEW ZEALAND

Sales at Woolworths increased by 6% above last year in local currency terms. We added two new Woolworths stores during the year, and now have 84 supermarkets. A new alliance was established in May 2001 with Gull Petroleum, an independent petrol retailer, to operate mini-marts at their petrol stations. So far, 22 new mini-marts have been opened, and we are continuing to adjust store layouts and merchandise mix to meet the customer demands in this sector.

SOUTH ASIA

The continued growth in sales and profits of our South Asian businesses has further strengthened Dairy Farm's position as the leading retailer in the region. Our growth momentum is planned to continue, particularly through the expansion of our Giant hypermarkets and superstores.

Singapore

Despite sluggish economic conditions, Cold Storage supermarkets achieved sales growth of 10% and increased profit by 50%. We ended the year with 35 outlets, one more than the year before. The increased profitability was mainly derived from improved margins, reduced shrinkage and better store productivity. Cold Storage continues to dominate the middle and upper segments of the food retailing market in Singapore.

Our first and highly successful Giant hypermarket at IMM became profitable in its first year, and we opened the second at Turf City in December. The Giant format is targeted mainly at the lower segment of the food retailing market. Both sales and profitability significantly surpassed our expectations. Giant's promotional theme of "Great Value, Big Variety" and its "ethnic" concept are proving to be very popular, and we are confident that Giant's current format has excellent potential for further growth. Giant won the Singapore Retailer's Association's 2001 award for "Best New Entrant" based on creativity, market impact and financial achievement. A site for a third store has been secured, to open in the second quarter of 2002.

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Guardian's health and beauty stores benefited from the acquisition of the 22-store Apex chain in 2000, and increased both sales and profits. We opened 15 new stores, reaching a total of 93. This makes Guardian a major player in the health and beauty sector, and a clear leader in community pharmacies with 60 stores with dispensing services.

7-Eleven, Singapore's leading convenience store chain, achieved sales and profit increases for the third consecutive year. The store network was expanded by 25% with the addition of 33 new stores, and there are now 156 outlets including 52 franchised stores. The extensive network of stores has enabled 7-Eleven to provide more service items to customers, including utility and phone bill payments and topping up of cash cards, generating new streams of income.

Photofinish performed satisfactorily, achieving higher sales for the year. We continued to invest in new digital machines to establish Photofinish as a leading digital imaging business. Additionally, Photofinish's "budget print" concept, now available in all retail banners' outlets, is steadily increasing in popularity.

Malaysia

Giant had a successful year, with the opening of three new hypermarkets at Senawang, Shah Alam and Johor Bahru. The hypermarket complex in Shah Alam also contains our new head office and distribution centre. At year-end, the chain consisted of five hypermarkets and 11 supermarkets, making Giant the leading player, and well placed for further expansion. In 2002, Giant will open another five hypermarkets that will significantly increase turnover. In July, Dairy Farm purchased the remaining 10% shareholding of Giant.

Guardian enjoyed record sales and profit in 2001, and 16 new stores were added, bringing the total to 80 outlets. As the leading pharmacy chain in Malaysia, the Guardian brand is widely recognised by consumers for service and product range. To distance itself further from competitors, Guardian plans to increase its network of stores by adding at least 15 outlets in 2002.

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Indonesia

Hero's sales increased 17% in local currency terms, against a background of food inflation of around 10% for the year. Operating profits, however, were flat as a result of operating cost increases, some of which were mandated. The total number of supermarkets increased to 80, with the addition of 10 new outlets. Dairy Farm's effective shareholding in Hero increased from 32% to 37% following a rights issue in September. The proceeds of US$10.4 million will be used for future expansion, including Giant hypermarkets. Despite the difficult economic and political climate, Hero has consistently performed well and remains Indonesia's leading food retailer. The business is well positioned to take advantage of the expected long-term growth of Greater Jakarta and the major regional cities.

India

Foodworld, the Group's 49% owned supermarket joint venture, opened 21 new stores bringing the total to 71 outlets. These outlets are located over five regional cities in Southern India. The costs associated with this rapid expansion programme meant that the business made a small loss for the year, but it has now achieved a critical mass and we expect profitable operations in 2002. Foodworld is the only western style food retailing chain in India, and has achieved a good brand image among Indian consumers.

Health & Glow, the Group's 50% owned health and beauty joint venture, had a satisfactory year with sales growth of 34%. There are currently 16 stores in four regional cities. The business is profitable at store level, but incurred a net loss due to the limited size of operations. We are currently reviewing the business strategies, including the merchandise range, customer service and operational efficiency to improve performance. We remain of the view that the health and beauty market in India, now in its infancy, is a good growth opportunity.

Giant Hyderabad, our hypermarket joint venture, opened in June and is the first hypermarket in India. Sales increased steadily each month to be well ahead of plan in 2001, reflecting enthusiastic consumer acceptance of this format. Two new hypermarkets are planned in 2002.

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NORTH ASIA

Hong Kong

Hong Kong continued to suffer from deflation and generally adverse economic conditions throughout 2001. Against this background, our businesses performed well in achieving gains in both sales and profits.

Wellcome supermarkets improved its performance in all operational areas. Despite food price deflation and weak consumer confidence, sales increased and margins also showed modest improvement. Further margin growth is expected to be gradual. The proportion of fresh sales continued to increase, following a successful marketing campaign and continued investment in fresh food presentation in stores. Efficiency gains and cost reductions were important contributors to the improved overall performance. Distribution, shrinkage, and store expenses and overheads all decreased as a percentage of sales and will continue to decline as sales increase. Total capital expenditure was US$42 million, the majority invested in 28 new stores. These included 11 new superstores with an average gross area of 24,500 sq. ft. We closed 13 loss-making stores and restructured the Wellcome Delivers service to a more cost effective "store-pick" operation.

Sales of 7-Eleven increased 8%, accompanied by a strong profit improvement. We opened 38 stores during the year, bringing the store count to 444 including 256 franchised stores. Future growth will be achieved by adding stores and by providing innovative services and new products. This year's initiatives included bill payment services, ticketing, various kiosk-based services as well as on-line and off-line order fulfilment. Margins improved slightly with new exclusive lines and house brands targeted at young trend-conscious customers, who value innovation. We launched the "You Have a Say" marketing program which provided valuable customer information, and were the first retailer to accept Octopus smart cards to provide faster and more convenient purchasing in our stores.

Mannings strengthened its position as Hong Kong's leading health and beauty retailer. Aggressive marketing has resulted in a 14% sales increase and a 2% market share increase in western medicine and cosmetics. The total number of outlets increased to 179 after opening 25 stores during the year. We also expanded pharmacy services to 12 counters in key areas.

Supply chain enhancements during the year produced good results, with improvements in stock turnover. Staff continued to focus on excellent customer service, winning the Hong Kong Retail Management Association's Mystery Shopper Programme for the eighth consecutive year.

Ice manufacturing and cold store operations performed well, with increased sales and higher utilisation of the cold store at Shek Pai Wan resulting in improved profits for the year. We are evaluating various opportunities, including vertical and horizontal integration, to enhance the business.

Maxim's, our 50% owned restaurant associate, had a difficult year due to the introduction of the expensive Mandatory Provident Fund (MPF). This, combined with flat sales due to both the sluggish local economy and the increasing leakage of weekend business to Southern China, contributed to a 8% decline in profit before tax. Profit would have been above last year save for the MPF introduction. The traditional Cantonese restaurants were worst affected, and action is underway to improve their performance through cost saving, rightsizing and closure of loss-making outlets. Cake shops growth was encouraging, particularly from higher sales in festive products and catering services. Improved labour utilisation and investment in a new central kitchen are among the measures being taken to improve profitability.

Starbucks represents an exciting opportunity which is being aggressively expanded after a highly successful launch in Hong Kong in mid 2000. There were 15 new Starbucks outlets opened in 2001 for a total of 24 at year end. This business will be extended to Southern China, which is expected to provide substantial further growth opportunities.

Group Procurement, which is based in Hong Kong, has continued to achieve efficiencies through Group-wide purchasing, and through membership of the WorldWide Retail Exchange. We held 22 procurement auctions in 2001, and these were successful in delivering significant savings to all our business units.

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Mainland China

7-Eleven China opened 22 new convenience stores in Guangdong in the second half of 2001, following the restructuring of our investment. Our new joint venture company, Guangdong Sai Yi Convenience Stores Limited (in which Dairy Farm holds a 65% interest), is the first convenience store joint venture approved by the Ministry of Foreign Trade and Economic Co-Operation in China. An aggressive expansion programme is planned in Southern China, with the current 72 stores expected to expand to 350 stores over the next four years. Guangdong, the nearest and most culturally aligned Chinese Province with Hong Kong, has one of the fastest growing economies in Asia and will develop over time as a profitable market for convenience stores.

Taiwan

Wellcome supermarkets had an excellent year, with performance improvement in virtually all operational areas. Despite operating in a weak economy with negative GDP growth and falling consumer sentiment, sales and profits both increased significantly. The extension of 24-hour trading and continued investment in new and remodeled stores proved successful, and we now have a style and scale of operations that will compete effectively with the hypermarket sector. Supply chain costs were reduced through operating efficiencies and a new contract to provide logistics services to external parties. Store operating costs were tightly controlled to ensure the full benefits of improved sales were reflected in the profit result. We plan to maintain this growth momentum by improving fresh sales, opening new stores and making bolt-on acquisitions as opportunities arise.

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Dairy Farm International Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)*	
2000	**2001**			**2001**	2000
US$m	**US$m**	*Note*		**US$m**	US$m
5,733.0	**4,924.5**	*3*	Sales	**4,924.5**	5,733.0
(4,234.8)	**(3,592.2)**		Cost of sales	**(3,592.2)**	(4,234.8)
1,498.2	**1,332.3**		Gross margin	**1,332.3**	1,498.2
4.9	**6.2**		Other operating income	**6.2**	4.9
(1,265.4)	**(1,088.6)**		Selling and distribution costs	**(1,088.3)**	(1,265.1)
(268.2)	**(235.0)**		Administration and other operating expenses	**(235.0)**	(291.5)
-	**17.3**	*5*	Net profit on sale of Sims	**17.3**	-
-	**37.5**	*5*	Net gain on disposal of Franklins' assets	**37.5**	-
-	**(6.6)**		Restructuring costs of Wellcome Delivers	**(6.6)**	-
(129.4)	**(12.9)**	*6*	Impairment of assets	**(12.9)**	(129.4)
(159.9)	**50.2**	*4*	Operating profit/(loss)	**50.5**	(182.9)
(29.2)	**(35.2)**		Net financing charges	**(35.2)**	(29.2)
35.6	**34.0**	*4*	Share of results of associates and joint ventures	**34.0**	35.6
(153.5)	**49.0**		Profit/(loss) before tax	**49.3**	(176.5)
(17.3)	**(19.0)**	*7*	Tax	**(19.0)**	(17.3)
(0.7)	**(0.2)**		Minority interests	**(0.2)**	(0.7)
(171.5)	**29.8**		**Net profit/(loss)**	**30.1**	(194.5)

US¢	**US¢**			**US¢**	US¢
		8	**Earnings/(loss) per share**		
(10.36)	**1.80**		- basic and diluted	**1.82**	(11.75)
		8	**Underlying earnings per share**		
0.01	**2.85**		- basic and diluted	**2.87**	0.03

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Dairy Farm International Holdings Limited
Consolidated Balance Sheet
at 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2000 US$m
			Net operating assets		
72.4	**70.1**	*10*	Goodwill	**70.1**	72.4
740.7	**549.5**	*10*	Tangible assets	**702.2**	894.0
41.4	**40.9**		Leasehold land payments	**-**	-
114.5	**117.0**		Associates and joint ventures	**126.0**	123.6
11.8	**7.0**		Deferred tax assets	**7.0**	11.8
28.8	**29.6**		Other non-current assets	**29.6**	28.8
1,009.6	**814.1**		Non-current assets	**934.9**	1,130.6
467.6	**279.0**		Stocks	**279.0**	467.6
192.8	**128.1**		Debtors and prepayments	**128.1**	192.8
578.0	**511.0**		Bank balances	**511.0**	578.0
1,238.4	**918.1**		Current assets	**918.1**	1,238.4
(928.5)	**(753.2)**		Creditors and accruals	**(753.2)**	(928.5)
(84.7)	**(69.2)**		Borrowings	**(69.2)**	(84.7)
(5.7)	**(9.2)**		Current tax liabilities	**(9.2)**	(5.7)
(1,018.9)	**(831.6)**		Current liabilities	**(831.6)**	(1,018.9)
219.5	**86.5**		Net current assets	**86.5**	219.5
(735.6)	**(351.6)**		Long-term borrowings	**(351.6)**	(735.6)
(28.8)	**(20.6)**		Deferred tax liabilities	**(20.6)**	(28.8)
(1.8)	**(1.8)**		Other non-current liabilities	**(1.8)**	(1.8)
462.9	**526.6**			**647.4**	583.9
			Capital employed		
92.0	**92.0**	*11*	Share capital	**92.0**	92.0
148.9	**149.0**	*11*	Share premium	**149.0**	148.9
218.8	**283.5**		Revenue and other reserves	**404.3**	339.8
459.7	**524.5**		Shareholders' funds	**645.3**	580.7
3.2	**2.1**		Minority interests	**2.1**	3.2
462.9	**526.6**			**647.4**	583.9

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Dairy Farm International Holdings Limited
Consolidated Statement of Changes in Shareholders' Funds
for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS **2001 US$m**		Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* **2001 US$m**	Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2000 US$m
		At 1st January		
878.3	**580.7**	- as previously reported	**580.7**	878.3
(150.1)	**(121.0)**	- change in accounting policy on leasehold properties	**-**	-
728.2	**459.7**		**580.7**	878.3
-	**(5.7)**	- effect of adopting IAS 39	**(5.7)**	-
728.2	**454.0**	- as restated	**575.0**	878.3
-	**-**	Property revaluation	**-**	(5.5)
1.9	**-**	Deferred tax on property revaluation	**-**	1.9
		Net exchange translation differences		
(26.9)	**(0.8)**	- amount arising in the year	**(1.3)**	(27.5)
-	**35.4**	- disposal of Franklins' assets	**35.4**	-
		Cash flow hedges		
-	**5.7**	- transfer to consolidated profit and loss account	**5.7**	-
(25.0)	**40.3**	Net gains/(losses) not recognised in consolidated profit and loss account	**39.8**	(31.1)
-	**0.3**	Change in attributable interests	**0.3**	-
(171.5)	**29.8**	Net profit/(loss)	**30.1**	(194.5)
(72.0)	**-**	Ordinary dividends	**-**	(72.0)
-	**0.1**	Exercise of share options	**0.1**	-
459.7	**524.5**	At 31st December	**645.3**	580.7

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Dairy Farm International Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2000 US$m
			Operating activities		
(159.9)	**50.2**		Operating profit/(loss)	**50.5**	(182.9)
170.0	**130.2**		Depreciation and amortisation	**129.9**	169.7
121.4	**(31.1)**	*12a*	Other non-cash items	**(31.1)**	144.7
70.3	**30.2**		Decrease in working capital	**30.2**	70.3
22.8	**19.0**		Interest received	**19.0**	22.8
(50.2)	**(54.8)**		Interest and other financing charges paid	**(54.8)**	(50.2)
(15.4)	**(12.1)**		Tax paid	**(12.1)**	(15.4)
159.0	**131.6**			**131.6**	159.0
32.7	**26.4**		Dividends from associates and joint ventures	**26.4**	32.7
191.7	**158.0**		Cash flows from operating activities	**158.0**	191.7
			Investing activities		
(196.1)	**(126.8)**		Purchase of tangible assets	**(126.8)**	(196.1)
(10.0)	**(11.7)**		Purchase of subsidiaries	**(11.7)**	(10.0)
(12.7)	**(1.0)**		Store acquisitions	**(1.0)**	(12.7)
(1.2)	**(5.9)**		Purchase of associates, joint ventures and other investments	**(5.9)**	(1.2)
8.0	**27.9**		Sale of tangible assets and leasehold land	**27.9**	8.0
-	**53.6**	*12b*	Net proceeds on sale of Sims	**53.6**	-
-	**217.3**	*12c*	Net proceeds on disposal of Franklins' assets	**217.3**	-
18.5	**0.1**		Sale of associates and joint ventures	**0.1**	18.5
(193.5)	**153.5**		Cash flows from investing activities	**153.5**	(193.5)
			Financing activities		
-	**0.1**		Issue of shares	**0.1**	-
-	**2.2**		Capital contribution from minority shareholders	**2.2**	-
530.2	**292.7**		Drawdown of borrowings	**292.7**	530.2
(401.2)	**(663.9)**		Repayment of borrowings	**(663.9)**	(401.2)
(72.0)	**-**		Dividends paid by the Company	**-**	(72.0)
57.0	**(368.9)**		Cash flows from financing activities	**(368.9)**	57.0
(12.5)	**(5.5)**		Effect of exchange rate changes	**(5.5)**	(12.5)
42.7	**(62.9)**		Net (decrease)/increase in cash and cash equivalents	**(62.9)**	42.7
506.9	**549.6**		Cash and cash equivalents at 1st January	**549.6**	506.9
549.6	**486.7**		Cash and cash equivalents at 31st December	**486.7**	549.6

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2001 which have been prepared in conformity with International Accounting Standards ('IAS'). The Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties.

Unless otherwise indicated, the following notes are prepared in accordance with IAS.

Other than described below, there have been no changes to the accounting policies described in the 2000 annual financial statements.

(a) Financial information prepared in accordance with IAS

In 2001, the Group adopted IAS 39 - Financial Instruments: Recognition and Measurement. In addition, other changes in IAS during 2001 clarified that leasehold interests in land should not be shown at valuation, and instead should be shown at amortised cost.

In accordance with IAS 39, non-current investments and derivatives are recognised on the balance sheet at fair value. Unrealised gains and losses arising from changes in the fair value of non-current investments are taken to reserves until realised. This is a change in accounting policy as in previous years non-current investments were stated on the balance sheet at cost less amounts provided and derivatives were recognised on to the extent of premiums paid or received on options. The effect of this change has been to decrease shareholders' funds at 1st January 2001 by US$5.7 million.

Other changes in IAS during 2001 clarified that leasehold interests in land should not be shown at valuation, and instead should be shown at amortised cost. The effect of these changes have been to decrease the net loss for the year ended 31st December 2000 by US$23.0 million, and to decrease shareholders' funds at 1st January 2000 and 2001 by US$150.1 million and US$121.0 million respectively.

(b) Supplementary financial information prepared in accordance with IAS as modified by revaluation of leasehold properties.

In prior years the Group reflected the fair value of leasehold properties on its financial statements. As mentioned above, changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of investment and other properties at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 14 to 17 prepared in accordance with IAS as modified by the revaluation of leasehold properties. Leasehold properties are stated at open market value which is determined every three years by independent valuers and reviewed by the Directors in the intervening years.

2. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS

	2001			2000		
	Continuing operations US$m	*Discontinuing operations US$m*	*Total US$m*	*Continuing operations US$m*	*Discontinuing operations US$m*	*Total US$m*
(a) Profit and Loss Account						
Sales	**3,470.2**	**1,454.3**	**4,924.5**	3,255.3	2,477.7	5,733.0
Cost of sales	**(2,470.0)**	**(1,122.2)**	**(3,592.2)**	(2,339.7)	(1,895.1)	(4,234.8)
Gross margin	**1,000.2**	**332.1**	**1,332.3**	915.6	582.6	1,498.2
Other operating income	**6.2**	**-**	**6.2**	4.9	-	4.9
Selling and distribution costs	**(761.9)**	**(326.7)**	**(1,088.6)**	(736.6)	(528.8)	(1,265.4)
Administration and other operating expenses	**(187.4)**	**(47.6)**	**(235.0)**	(165.1)	(103.1)	(268.2)
	57.1	**(42.2)**	**14.9**	18.8	(49.3)	(30.5)
Net profit on sale of Sims	**-**	**17.3**	**17.3**	-	-	-
Net gain on disposal of Franklins' assets	**-**	**37.5**	**37.5**	-	-	-
Restructuring costs of Wellcome Delivers	**(6.6)**	**-**	**(6.6)**	-	-	-
Impairment of assets	**(12.9)**	**-**	**(12.9)**	-	(129.4)	(129.4)
Operating profit/(loss)	**37.6**	**12.6**	**50.2**	18.8	(178.7)	(159.9)
Net financing charges	**(24.7)**	**(10.5)**	**(35.2)**	(11.9)	(17.3)	(29.2)
Share of results of associates and joint ventures	**34.0**	**-**	**34.0**	36.5	(0.9)	35.6
Profit/(loss) before tax	**46.9**	**2.1**	**49.0**	43.4	(196.9)	(153.5)
Tax	**(19.0)**	**-**	**(19.0)**	(19.2)	1.9	(17.3)
Minority interests	**(0.2)**	**-**	**(0.2)**	(0.7)	-	(0.7)
Net profit/(loss)	**27.7**	**2.1**	**29.8**	23.5	(195.0)	(171.5)

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(b) Cash Flow Statement

	2001			2000		
	Continuing operations US$m	*Discontinuing operations US$m*	*Total US$m*	*Continuing operations US$m*	*Discontinuing operations US$m*	*Total US$m*
Operating activities						
Operating profit/(loss)	**37.6**	**12.6**	**50.2**	18.8	(178.7)	(159.9)
Depreciation and amortisation	**113.4**	**16.8**	**130.2**	103.7	66.3	170.0
Other non-cash items	**22.4**	**(53.5)**	**(31.1)**	(9.3)	130.7	121.4
Decrease/(increase) in working capital	**75.6**	**(45.4)**	**30.2**	75.7	(5.4)	70.3
Interest received	**18.7**	**0.3**	**19.0**	22.2	0.6	22.8
Interest and other financing charges paid	**(41.9)**	**(12.9)**	**(54.8)**	(34.1)	(16.1)	(50.2)
Tax paid	**(12.0)**	**(0.1)**	**(12.1)**	(15.6)	0.2	(15.4)
	213.8	**(82.2)**	**131.6**	161.4	(2.4)	159.0
Dividends from associates and joint ventures	**26.4**	**-**	**26.4**	32.7	-	32.7
Cash flows from operating activities	**240.2**	**(82.2)**	**158.0**	194.1	(2.4)	191.7
Investing activities						
Purchase of tangible assets	**(115.2)**	**(11.6)**	**(126.8)**	(145.5)	(50.6)	(196.1)
Purchase of subsidiaries	**(11.7)**	**-**	**(11.7)**	(10.0)	-	(10.0)
Store acquisitions	**(1.0)**	**-**	**(1.0)**	(10.0)	(2.7)	(12.7)
Purchase of associates, joint ventures and other investments	**(5.9)**	**-**	**(5.9)**	(0.8)	(0.4)	(1.2)
Sale of tangible assets and leasehold land	**27.9**	**-**	**27.9**	3.3	4.7	8.0
Net proceeds on sale of Sims	**-**	**53.6**	**53.6**	-	-	-
Net proceeds on disposal of Franklins' assets	**-**	**217.3**	**217.3**	-	-	-
Sale of associates and joint ventures	**0.1**	**-**	**0.1**	17.0	1.5	18.5
Cash flows from investing activities	**(105.8)**	**259.3**	**153.5**	(146.0)	(47.5)	(193.5)
Financing activities						
Issue of shares	**0.1**	**-**	**0.1**	-	-	-
Capital contribution from minority shareholders	**2.2**	**-**	**2.2**	-	-	-
Drawdown on borrowings	**287.6**	**5.1**	**292.7**	383.2	147.0	530.2
Repayment of borrowings	**(412.5)**	**(251.4)**	**(663.9)**	(320.5)	(80.7)	(401.2)
Intercompany borrowings	**(20.8)**	**20.8**	**-**	14.9	(14.9)	-
Dividends paid by Company	**-**	**-**	**-**	(72.0)	-	(72.0)
Cash flows from financing activities	**(143.4)**	**(225.5)**	**(368.9)**	5.6	51.4	57.0
Effect of exchange rate changes	**(2.3)**	**(3.2)**	**(5.5)**	(2.8)	(9.7)	(12.5)
Net (decrease)/increase in cash and cash equivalents	**(11.3)**	**(51.6)**	**(62.9)**	50.9	(8.2)	42.7
Cash and cash equivalents at 1st January	**492.5**	**57.1**	**549.6**	441.6	65.3	506.9
Cash and cash equivalents at 31st December	**481.2**	**5.5**	**486.7**	492.5	57.1	549.6

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3. SALES

	2001 US$m	2000 US$m
Analysis by geographical area:		
Company and subsidiaries		
• North Asia	**1,917.6**	1,815.3
• South Asia	**884.1**	756.9
• New Zealand	**668.5**	683.1
	3,470.2	3,255.3
Discontinuing operations		
• Australia	**1,422.7**	2,304.2
• North Asia	**31.6**	173.5
	4,924.5	5,733.0
Analysis by business:		
Company and subsidiaries		
• Supermarkets/hypermarkets	**2,517.2**	2,393.7
• Convenience stores	**514.4**	478.0
• Drugstores/pharmacies	**422.2**	368.1
• Other	**16.4**	15.5
	3,470.2	3,255.3
Discontinuing operations		
• Supermarkets	**1,422.7**	2,304.2
• Trading	**31.6**	173.5
	4,924.5	5,733.0

The Group operates in three regions : North Asia, South Asia and New Zealand. North Asia comprises Hong Kong, Mainland China and Taiwan. South Asia comprises Singapore, Malaysia, Indonesia and India.

4. SEGMENT OPERATING PROFIT/(LOSS) AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	North Asia US$m	*South Asia US$m*	*New Zealand US$m*	*Australia US$m*	*Support Office US$m*	*Total US$m*
Analysis by geographical area:						
2001						
Company and subsidiaries						
Operating results	19.3	31.0	22.7	-	(15.9)	57.1
Restructuring costs of Wellcome Delivers	(6.6)	-	-	-	-	(6.6)
Impairment of assets	(12.1)	-	-	-	(0.8)	(12.9)
	0.6	31.0	22.7	-	(16.7)	37.6
Discontinuing operations:						
- Operating results	0.3	-	-	(42.5)	-	(42.2)
- Net profit on sale of Sims	17.3	-	-	-	-	17.3
- Net gain on disposal of Franklins' assets						
· Gain on disposal	-	-	-	72.9	-	72.9
· Cumulative translation differences	-	-	-	(35.4)	-	(35.4)
Segment operating (loss)/profit	18.2	31.0	22.7	(5.0)	(16.7)	50.2
Associates and joint ventures						
Share of operating results	33.3	0.7	-	-	-	34.0
	51.5	**31.7**	**22.7**	**(5.0)**	**(16.7)**	**84.2**
2000						
Company and subsidiaries						
Operating results	(37.6)	24.5	24.8	-	(16.2)	(4.5)
Net profit on sale of property	23.3	-	-	-	-	23.3
	(14.3)	24.5	24.8	-	(16.2)	18.8
Discontinuing operations:						
- Operating results	5.2	-	-	(54.5)	-	(49.3)
- Impairment of assets	-	-	-	(121.1)	(8.3)	(129.4)
Segment operating (loss)/profit	(9.1)	24.5	24.8	(175.6)	(24.5)	(159.9)
Associates and joint ventures						
Share of operating results	36.1	0.4	-	-	-	36.5
Discontinuing operations:						
- Share of operating loss	-	-	-	(0.9)	-	(0.9)
	36.1	0.4	-	(0.9)	-	35.6
	27.0	**24.9**	**24.8**	**(176.5)**	**(24.5)**	**(124.3)**

Associates' results include goodwill amortisation of US$1.3 million (2000: US$1.3 million)

4. SEGMENT OPERATING PROFIT/(LOSS) AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES (continued)

	2001 US$m	2000 US$m
Analysis by business:		
• Supermarkets/hypermarkets	**27.1**	(24.8)
• Convenience stores	**18.8**	14.5
• Drugstores/pharmacies	**24.7**	19.3
• Restaurants	**32.9**	35.6
• Other	**3.5**	3.6
	107.0	48.2
Support office	**(15.9)**	(16.2)
	91.1	32.0
Restructuring costs of Wellcome Delivers	**(6.6)**	-
Impairment of assets, Hong Kong	**(12.9)**	-
Net profit on sale of Manson House	**-**	23.3
Discontinuing operations		
- Operating results	**(42.2)**	(50.2)
- Net profit on sale of Sims	**17.3**	-
- Net gain on disposal of Franklins' assets	**37.5**	-
- Impairment of assets, Australia	**-**	(129.4)
	84.2	(124.3)

5. NET PROFIT ON DISPOSAL OF SUBSIDIARIES/ASSETS

(a) In February 2001, the Group disposed of its 100% interest in Sims Trading, the wholesaling arm, to a third party at a profit of US$17.3 million.

(b) During the year, the Group announced and substantially completed the managed sell-down of Franklins' assets in Australia. 249 stores were sold to four major purchasers and various independent operators, and the remaining 38 stores were closed. The transaction realised gross proceeds of US$307.5 million and a net gain of US$37.5 million, after the transfer of US$35.4 million cumulative translation differences.

6. IMPAIRMENT OF ASSETS

In December 2001, the Directors reviewed the carrying value of the Group's assets and based on an assessment of their value in use, an impairment charge of US$12.9 million was recognised, principally against the IT systems assets and the equipment at the Fresh Food Processing Centre in Hong Kong. In December 2000, the Directors recognised an impairment charge of US$129.4 million against goodwill and tangible assets associated with Australia.

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7. TAX

	2001 US$m	2000 US$m
Company and subsidiaries	**13.3**	12.5
Associates and joint ventures	**5.7**	4.8
	19.0	17.3

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and has no tax in the United Kingdom (2000 : Nil).

8. EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share are calculated on net profit of US$29.8 million (2000: net loss of US$171.5 million) and on the weighted average number of 1,655.7 million (2000: 1,655.7 million) ordinary shares in issue during the year. The weighted average number excludes the Company's shares held by the Trustee under the Senior Executive Share Incentive Schemes.

The shares held under the Senior Executive Share Incentive Schemes are anti-dilutive and therefore ignored in calculating diluted earnings per share. As a result, earnings per share and diluted earnings per share are the same.

Basic and diluted earnings per share reflecting the revaluation of leasehold properties are also calculated on net profit of US$30.1 million (2000: Net loss of US$194.5 million) as shown in the supplementary financial information.

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit/(loss) is reconciled as follows:

	2001 US$m	2000 US$m
Net profit/(loss)	**29.8**	(171.5)
Discontinuing operations (note 2)	**(2.1)**	195.0
Restructuring costs of Wellcome Delivers	**6.6**	-
Impairment of assets, Hong Kong	**12.9**	-
Net profit on sale of Manson House	**-**	(23.3)
Underlying net profit - IAS basis	**47.2**	0.2
Additional amortisation of leasehold land payments	**0.3**	0.3
Underlying net profit - IAS modified basis	**47.5**	0.5

9. DIVIDENDS

No final dividend is proposed by the Board in respect of 2001 and 2000.

10. CAPITAL EXPENDITURE AND COMMITMENTS

	Tangible assets US$m	Goodwill US$m
Opening net book value		
- as previously reported	894.0	72.4
- change in accounting policy on leasehold properties	(153.3)	-
- as restated	740.7	72.4
Exchange rate adjustments	(25.6)	(1.0)
Additions	134.3	5.4
Disposals	(163.6)	(1.4)
Depreciation/amortisation	(124.2)	(5.3)
Impairment charge (note 6)	(12.1)	-
Closing net book value	**549.5**	**70.1**
Capital commitments as at 31st December 2001	**81.9**	
Capital commitments as at 31st December 2000	28.6	

11. SHARE CAPITAL AND SHARE PREMIUM

	No. of shares in millions	Share capital US$m	Share premium US$m
At 1st January 2001	1,700.6	94.5	191.1
Issued under share incentive schemes	7.0	0.4	3.2
At 31st December 2001	1,707.6	94.9	194.3
Outstanding under share incentive schemes	(51.8)	(2.9)	(45.3)
	1,655.8	**92.0**	**149.0**

12. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

	2001 US$m	2000 US$m
(a) Other non-cash items		
Net profit on sale of Sims	**(17.3)**	-
Net gain on disposal of Franklins' assets	**(37.5)**	-
Restructuring costs of Wellcome Delivers	**6.6**	-
Impairment of assets	**12.9**	129.4
Loss/(profit) on sale of tangible assets	**5.9**	(7.1)
Other	**(1.7)**	(0.9)
	(31.1)	121.4

	2001 US$m
(b) Sale of Sims	
Goodwill	**1.4**
Tangible assets	**4.0**
Other non-current assets	**0.1**
Current assets	**69.9**
Current liabilities	**(39.8)**
Deferred tax liabilities	**(0.5)**
Minority interests	**(0.1)**
Net assets disposed of	**35.0**
Additional costs on retirement benefits transferred	**1.7**
Profit on sale	**17.3**
Sale proceeds	**54.0**
Less: Bank balances, net of borrowings	**(0.4)**
Net cash inflow on sale	**53.6**

	2001 US$m
(c) Disposal of Franklins' assets	
Net assets disposed of	**144.4**
Cumulative translation differences	**35.4**
Net gain on disposal	**37.5**
Net cash inflow on disposal	**217.3**
Closure and related costs	**90.2**
Disposal proceeds	**307.5**

- end -

For further information, please contact:

Dairy Farm Management Services Limited
Ronald J Floto (852) 2299 1881
Howard Mowlem (852) 2299 1896
email: hmowlem@dairy-farm.com.hk

Golin/Harris Forrest
Bob Fienberg (852) 2501 7908
email: bob.fienberg@golinharris.com.hk

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2001 can be accessed through the Internet at "www.dairyfarmgroup.com".

NOTE TO EDITORS

Dairy Farm is a leading food and drugstore retailer in the Asia-Pacific Region. At 31st December 2001, the Group and its associates operated some 2,200 outlets – principally supermarkets, hypermarkets, convenience stores, drugstores and restaurants – employed some 58,800 people in the Region and had 2001 total sales from ongoing operations of some US$4.4 billion.

The Group operates under well-known local brands, including:

- Supermarkets – Wellcome in Hong Kong and Taiwan, Woolworths in New Zealand, Cold Storage in Singapore, Giant in Malaysia, Hero in Indonesia and Foodworld in India;
- Hypermarkets – Giant in Malaysia, Singapore and India;
- Drugstores – Mannings in Hong Kong, Guardian in Singapore, Malaysia and Indonesia, and Health and Glow in India; and
- Covenience stores – 7-Eleven in Hong Kong, Southern China and Singapore.

The Group also has a 50% interest in Maxim's, Hong Kong's leading restaurant chain.

Dairy Farm International Holdings Limited is incorporated in Bermuda and has its primary share listing on the London Stock Exchange, and secondary listings on the Singapore and Bermuda stock exchanges. The Group's businesses are managed from Hong Kong by Dairy Farm Management Services Limited through its regional offices. Dairy Farm is a member of the Jardine Matheson Group.

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

PRELIMINARY FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31ST DECEMBER 2001

26th February 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties*	
2000	*2001*			*2001*	*2000*
US$m	*US$m*	*Note*		*US$m*	*US$m*
5,733.0	**4,924.5**	*2*	Sales	**4,924.5**	5,733.0
(4,234.8)	**(3,592.2)**		Cost of sales	**(3,592.2)**	(4,234.8)
1,498.2	**1,332.3**		Gross margin	**1,332.3**	1,498.2
4.9	**6.2**		Other operating income	**6.2**	4.9
(1,265.4)	**(1,088.6)**		Selling and distribution costs	**(1,088.3)**	(1,265.1)
(268.2)	**(235.0)**		Administration and other operating expenses	**(235.0)**	(291.5)
-	**17.3**	*3 & 4*	Net profit on sale of Sims	**17.3**	-
-	**37.5**	*3 & 4*	Net gain on disposal of Franklins' assets	**37.5**	-
-	**(6.6)**		Restructuring costs of Wellcome Delivers	**(6.6)**	-
(129.4)	**(12.9)**	*5*	Impairment of assets	**(12.9)**	(129.4)
(159.9)	**50.2**	*3 & 6*	Operating profit / (loss)	**50.5**	(182.9)
(29.2)	**(35.2)**	*7*	Net financing charges	**(35.2)**	(29.2)
35.6	**34.0**	*3*	Share of results of associates and joint ventures	**34.0**	35.6
(153.5)	**49.0**		Profit / (loss) before tax	**49.3**	(176.5)
(17.3)	**(19.0)**	*8*	Tax	**(19.0)**	(17.3)
(0.7)	**(0.2)**		Minority interests	**(0.2)**	(0.7)
(171.5)	**29.8**		Net profit / (loss)	**30.1**	(194.5)

US¢	*US¢*			*US¢*	*US¢*
		9	Earnings / (loss) per share		
(10.36)	**1.80**		- basic and diluted	**1.82**	(11.75)
		9	Underlying earnings per share		
0.01	**2.85**		- basic and diluted	**2.87**	0.03

* The basis of preparation of this supplementary financial information is set out under Principal Accounting Policies on page 5.

CONSOLIDATED BALANCE SHEET

at 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties*	
2000	***2001***			***2001***	*2000*
US$m	***US$m***	*Note*		***US$m***	*US$m*
			NET OPERATING ASSETS		
72.4	**70.1**	*10*	Goodwill	**70.1**	72.4
740.7	**549.5**	*11*	Tangible assets	**702.2**	894.0
41.4	**40.9**	*12*	Leasehold land payments	**-**	-
114.5	**117.0**	*13*	Associates and joint ventures	**126.0**	123.6
11.8	**7.0**	*14*	Deferred tax assets	**7.0**	11.8
28.8	**29.6**	*15*	Other non-current assets	**29.6**	28.8
1,009.6	**814.1**		Non-current assets	**934.9**	1,130.6
467.6	**279.0**		Stocks	**279.0**	467.6
192.8	**128.1**	*17*	Debtors and prepayments	**128.1**	192.8
578.0	**511.0**	*18*	Bank balances	**511.0**	578.0
1,238.4	**918.1**		Current assets	**918.1**	1,238.4
(928.5)	**(753.2)**	*19*	Creditors and accruals	**(753.2)**	(928.5)
(84.7)	**(69.2)**	*20*	Borrowings	**(69.2)**	(84.7)
(5.7)	**(9.2)**		Current tax liabilities	**(9.2)**	(5.7)
(1,018.9)	**(831.6)**		Current liabilities	**(831.6)**	(1,018.9)
219.5	**86.5**		Net current assets	**86.5**	219.5
(735.6)	**(351.6)**	*20*	Long-term borrowings	**(351.6)**	(735.6)
(28.8)	**(20.6)**	*14*	Deferred tax liabilities	**(20.6)**	(28.8)
(1.8)	**(1.8)**	*16*	Other non-current liabilities	**(1.8)**	(1.8)
462.9	**526.6**			**647.4**	583.9
			CAPITAL EMPLOYED		
92.0	**92.0**	*22*	Share capital	**92.0**	92.0
148.9	**149.0**	*24*	Share premium	**149.0**	148.9
218.8	**283.5**	*25*	Revenue and other reserves	**404.3**	339.8
459.7	**524.5**		Shareholders' funds	**645.3**	580.7
3.2	**2.1**	*27*	Minority interests	**2.1**	3.2
462.9	**526.6**			**647.4**	583.9

* The basis of preparation of this supplementary financial information is set out under Principal Accounting Policies on page 5.

PERCY WEATHERALL
RONALD J FLOTO
Directors

26th February 2002

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS

for the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties*	
2000	*2001*			*2001*	*2000*
US$m	*US$m*	*Note*		*US$m*	*US$m*
			At 1st January		
878.3	**580.7**		- as previously reported	**580.7**	878.3
			- change in accounting policy on		
(150.1)	**(121.0)**		leasehold properties	**-**	-
728.2	**459.7**			**580.7**	878.3
-	**(5.7)**		- effect of adopting IAS 39	**(5.7)**	-
728.2	**454.0**		- as restated	**575.0**	878.3
-	**-**		Property revaluation	**-**	(5.5)
1.9	**-**	*25*	Deferred tax on property revaluation	**-**	1.9
		25	Net exchange translation differences		
(26.9)	**(0.8)**		- amount arising in the year	**(1.3)**	(27.5)
-	**35.4**		- disposal of Franklins' assets	**35.4**	-
			Cash flow hedges		
-	**5.7**		- transfer to consolidated profit and loss account	**5.7**	-
			Net gains / (losses) not recognised in		
(25.0)	**40.3**		consolidated profit and loss account	**39.8**	(31.1)
-	**0.3**	*25*	Change in attributable interests	**0.3**	-
(171.5)	**29.8**		Net profit / (loss)	**30.1**	(194.5)
(72.0)	**-**	*26*	Ordinary dividends	**-**	(72.0)
-	**0.1**	*23*	Exercise of share options	**0.1**	-
459.7	**524.5**		At 31st December	**645.3**	580.7

* The basis of preparation of this supplementary financial information is set out under Principal Accounting Policies on page 5.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties*	
2000	*2001*			*2001*	*2000*
US$m	*US$m*	*Note*		*US$m*	*US$m*
			OPERATING ACTIVITIES		
(159.9)	**50.2**	*3*	Operating profit / (loss)	**50.5**	(182.9)
170.0	**130.2**	*28(a)*	Depreciation and amortisation	**129.9**	169.7
121.4	**(31.1)**	*28(b)*	Other non-cash items	**(31.1)**	144.7
70.3	**30.2**	*28(c)*	Decrease in working capital	**30.2**	70.3
22.8	**19.0**		Interest received	**19.0**	22.8
(50.2)	**(54.8)**		Interest and other financing charges paid	**(54.8)**	(50.2)
(15.4)	**(12.1)**		Tax paid	**(12.1)**	(15.4)
159.0	**131.6**			**131.6**	159.0
32.7	**26.4**		Dividends from associates and joint ventures	**26.4**	32.7
191.7	**158.0**		Cash flows from operating activities	**158.0**	191.7
			INVESTING ACTIVITIES		
(196.1)	**(126.8)**		Purchase of tangible assets	**(126.8)**	(196.1)
(10.0)	**(11.7)**	*28(d)*	Purchase of subsidiaries	**(11.7)**	(10.0)
(12.7)	**(1.0)**		Store acquisitions	**(1.0)**	(12.7)
(1.2)	**(5.9)**		Purchase of associates, joint ventures and other investments	**(5.9)**	(1.2)
8.0	**27.9**		Sale of tangible assets and leasehold land	**27.9**	8.0
-	**53.6**	*28(e)*	Net proceeds on sale of Sims	**53.6**	-
-	**217.3**	*28(f)*	Net proceeds on disposal of Franklins' assets	**217.3**	-
18.5	**0.1**		Sale of associates and joint ventures	**0.1**	18.5
(193.5)	**153.5**		Cash flows from investing activities	**153.5**	(193.5)
			FINANCING ACTIVITIES		
-	**0.1**		Issue of shares	**0.1**	-
-	**2.2**		Capital contribution from minority shareholders	**2.2**	-
530.2	**292.7**		Drawdown of borrowings	**292.7**	530.2
(401.2)	**(663.9)**		Repayment of borrowings	**(663.9)**	(401.2)
(72.0)	**-**	*26*	Dividends paid by the Company	**-**	(72.0)
57.0	**(368.9)**		Cash flows from financing activities	**(368.9)**	57.0
(12.5)	**(5.5)**		Effect of exchange rate changes	**(5.5)**	(12.5)
42.7	**(62.9)**		Net (decrease) / increase in cash and cash equivalents	**(62.9)**	42.7
506.9	**549.6**		Cash and cash equivalents at 1st January	**549.6**	506.9
549.6	**486.7**	*28(g)*	Cash and cash equivalents at 31st December	**486.7**	549.6

* The basis of preparation of this supplementary financial information is set out under Principal Accounting Policies on page 5.

PRINCIPAL ACCOUNTING POLICIES

A. Basis of preparation

The financial statements have been prepared in accordance with International Accounting Standards ("IAS"). The Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements.

(a) Financial statements prepared in accordance with IAS

The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In 2001, the Group adopted IAS 39 - Financial Instruments: Recognition and Measurement. In addition, other changes in IAS during 2001 clarified that leasehold interests in land should not be shown at valuation, and instead should be shown at amortised cost.

The effects of adopting these standards are summarised in the consolidated statement of changes in shareholders' funds and further information is disclosed in accounting policies on tangible fixed assets and derivative financial instruments.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars.

The Group's reportable segments are set out in notes 2 and 3.

(b) Financial information prepared in accordance with IAS as modified by revaluation of leasehold properties

In prior years the Group reflected the fair value of leasehold properties in its financial statements. As mentioned above, changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of properties at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 1 to 4 prepared in accordance with IAS as modified by the revaluation of leasehold properties. Leasehold properties are stated at open market value which is determined every three years by independent valuers and reviewed by the Directors in the intervening years.

B. Basis of consolidation

(i) The consolidated financial statements include the financial statements of the Company, its subsidiaries and, on the basis set out in (ii) below, its associates and joint ventures. Subsidiaries are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities. The results of subsidiaries, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealised surpluses and deficits on transactions between Group companies have been eliminated.

(ii) Associates are companies, not being subsidiaries, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(iii) Minority interests represent the proportion of the results and net assets of subsidiaries and their associates and joint ventures not attributable to the Group.

(iv) The results of companies other than subsidiaries, associates and joint ventures are included only to the extent of dividends received.

C. Foreign currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiaries, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiaries, associates and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognised in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

D. Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary, associate or joint venture at the effective date of acquisition. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as a separate asset or included within associates and joint ventures, and is amortised using the straight line method over its estimated useful life which is generally between 5 and 20 years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The profit or loss on disposal of subsidiaries, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortised but does not include any attributable goodwill previously eliminated against reserves.

E. Tangible fixed assets and depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as open market value cannot be reliably allocated to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Previously the Group reflected all leasehold properties including land at valuation. Changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. Accordingly the Group accounts for leasehold land as operating leases at amortised cost (see Policy M(i)). The effect of this change has been to decrease the net loss for the year ended 31st December 2000 by US$23.0 million, and to decrease shareholders' funds at 1st January 2000 and 2001 by US$150.1 million and US$121.0 million respectively. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write off the cost or valuation of each asset over its estimated life. The principal rates in use are as follows :

Buildings	up to 3 1/3%
Leasehold improvements	over period of the lease
Plant and machinery	5% - 33 1/3%
Furniture, equipment and motor vehicles	6 2/3% - 33 1/3%

No depreciation is provided on freehold land as it is deemed to have an indefinite life. The cost of maintenance, repairs and minor equipment is charged to the consolidated profit and loss account as incurred and the cost of significant improvements is capitalised.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognised by reference to their carrying amount.

F. Stocks

Stocks which primarily comprise goods held for resale are stated at the lower of cost and net realisable value. Cost of stock is determined using the retail inventory method which approximates to a first-in, first-out basis.

G. Debtors

Trade debtors are carried at anticipated realisable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

H. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks, bank and cash balances, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

I. Deferred tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiaries is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

J. Pension obligations

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

K. Dividends

Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

L. Sales

Sales consist of the gross value of goods sold to customers. This does not include sales generated by associates and joint ventures.

M. Operating leases

(i) Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and amortised over the period of the lease. In previous years, long-term leasehold interests were recognised as tangible fixed assets and were stated at valuation.

(ii) Payments made under other operating leases are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the year in which termination takes place.

N. Pre-operating costs

Pre-operating costs are expensed as they are incurred.

O. Borrowing costs

Borrowing costs relating to major development projects, mainly hypermarket properties, are capitalised during the construction period until the asset is substantially completed. Capitalised borrowing costs are included as part of the cost of the assets. All other borrowing costs are expensed as incurred.

P. Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge) or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in hedging reserves until the committed or forecasted transaction occurs. At that time the cumulative gain or loss is transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability, or recognised in the consolidated profit and loss account, as appropriate. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in exchange reserves; the gain or loss relating to the ineffective portion is recognised immediately in the consolidated profit and loss account. However, where the hedging instruments is not a derivative, all foreign exchange gains and losses on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognised in exchange reserves.

This is a change in accounting policy as in previous years derivative financial instruments were recognised in the balance sheet to the extent of premiums paid or received on options. The effect of this change has been to decrease shareholders' funds at 1st January 2001 by US$5.7 million.

Q. Comparatives

The comparative figures have been adjusted to conform with changes in presentation in the current year.

1. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS

	2001 Continuing operations US$m	2001 Discontinuing operations US$m	2001 Total US$m	2000 Continuing operations US$m	2000 Discontinuing operations US$m	2000 Total US$m
a. Profit and Loss Account						
Sales	3,470.2	1,454.3	4,924.5	3,255.3	2,477.7	5,733.0
Cost of sales	(2,470.0)	(1,122.2)	(3,592.2)	(2,339.7)	(1,895.1)	(4,234.8)
Gross margin	1,000.2	332.1	1,332.3	915.6	582.6	1,498.2
Other operating income	6.2	-	6.2	4.9	-	4.9
Selling and distribution costs	(761.9)	(326.7)	(1,088.6)	(736.6)	(528.8)	(1,265.4)
Administration and other operating expenses	(187.4)	(47.6)	(235.0)	(165.1)	(103.1)	(268.2)
	57.1	(42.2)	14.9	18.8	(49.3)	(30.5)
Net profit on sale of Sims	-	17.3	17.3	-	-	-
Net gain on disposal of Franklins' assets	-	37.5	37.5	-	-	-
Restructuring costs of Wellcome Delivers	(6.6)	-	(6.6)	-	-	-
Impairment of assets	(12.9)	-	(12.9)	-	(129.4)	(129.4)
Operating profit / (loss)	37.6	12.6	50.2	18.8	(178.7)	(159.9)
Net financing charges	(24.7)	(10.5)	(35.2)	(11.9)	(17.3)	(29.2)
Share of results of associates and joint ventures	34.0	-	34.0	36.5	(0.9)	35.6
Profit / (loss) before tax	46.9	2.1	49.0	43.4	(196.9)	(153.5)
Tax	(19.0)	-	(19.0)	(19.2)	1.9	(17.3)
Minority interests	(0.2)	-	(0.2)	(0.7)	-	(0.7)
Net profit / (loss)	27.7	2.1	29.8	23.5	(195.0)	(171.5)
b. Cash Flow Statement						
Operating activities						
Operating profit / (loss)	37.6	12.6	50.2	18.8	(178.7)	(159.9)
Depreciation and amortisation	113.4	16.8	130.2	103.7	66.3	170.0
Other non-cash items	22.4	(53.5)	(31.1)	(9.3)	130.7	121.4
Decrease / (increase) in working capital	75.6	(45.4)	30.2	75.7	(5.4)	70.3
Interest received	18.7	0.3	19.0	22.2	0.6	22.8
Interest and other financing charges paid	(41.9)	(12.9)	(54.8)	(34.1)	(16.1)	(50.2)
Tax paid	(12.0)	(0.1)	(12.1)	(15.6)	0.2	(15.4)
	213.8	(82.2)	131.6	161.4	(2.4)	159.0
Dividends from associates and joint ventures	26.4	-	26.4	32.7	-	32.7
Cash flows from operating activities	240.2	(82.2)	158.0	194.1	(2.4)	191.7
Investing activities						
Purchase of tangible assets	(115.2)	(11.6)	(126.8)	(145.5)	(50.6)	(196.1)
Purchase of subsidiaries	(11.7)	-	(11.7)	(10.0)	-	(10.0)
Store acquisitions	(1.0)	-	(1.0)	(10.0)	(2.7)	(12.7)
Purchase of associates, joint ventures and other investments	(5.9)	-	(5.9)	(0.8)	(0.4)	(1.2)
Sale of tangible assets and leasehold land	27.9	-	27.9	3.3	4.7	8.0
Net proceeds on sale of Sims	-	53.6	53.6	-	-	-
Net proceeds on disposal of Franklins' assets	-	217.3	217.3	-	-	-
Sale of associates and joint ventures	0.1	-	0.1	17.0	1.5	18.5
Cash flows from investing activities	(105.8)	259.3	153.5	(146.0)	(47.5)	(193.5)
Financing activities						
Issue of shares	0.1	-	0.1	-	-	-
Capital contribution from minority shareholders	2.2	-	2.2	-	-	-
Drawdown on borrowings	287.6	5.1	292.7	383.2	147.0	530.2
Repayment of borrowings	(412.5)	(251.4)	(663.9)	(320.5)	(80.7)	(401.2)
Intercompany borrowings	(20.8)	20.8	-	14.9	(14.9)	-
Dividends paid by Company	-	-	-	(72.0)	-	(72.0)
Cash flows from financing activities	(143.4)	(225.5)	(368.9)	5.6	51.4	57.0
Effect of exchange rate changes	(2.3)	(3.2)	(5.5)	(2.8)	(9.7)	(12.5)
Net (decrease) / increase in cash and cash equivalents	(11.3)	(51.6)	(62.9)	50.9	(8.2)	42.7
Cash and cash equivalents at 1st January	492.5	57.1	549.6	441.6	65.3	506.9
Cash and cash equivalents at 31st December	481.2	5.5	486.7	492.5	57.1	549.6

2. SALES	2001 US$m	2000 US$m
Analysis by geographical area:		
Company and subsidiaries		
• North Asia	**1,917.6**	1,815.3
• South Asia	**884.1**	756.9
• New Zealand	**668.5**	683.1
	3,470.2	3,255.3
Discontinuing operations		
• Australia	**1,422.7**	2,304.2
• North Asia	**31.6**	173.5
	4,924.5	5,733.0

	2001 US$m	2000 US$m
Analysis by business:		
Company and subsidiaries		
• Supermarkets / hypermarkets	**2,517.2**	2,393.7
• Convenience stores	**514.4**	478.0
• Drugstores / pharmacies	**422.2**	368.1
• Other	**16.4**	15.5
	3,470.2	3,255.3
Discontinuing operations		
• Supermarkets	**1,422.7**	2,304.2
• Trading	**31.6**	173.5
	4,924.5	5,733.0

The Group operates in three regions: North Asia, South Asia and New Zealand. North Asia comprises Hong Kong, Mainland China and Taiwan. South Asia comprises Singapore, Malaysia, Indonesia and India.

Other segment disclosures on operating profit/(loss), tax, tangible asset additions, net operating assets, minority interests, depreciation and amortisation and other non-cash items are disclosed in notes 3, 8, 11, 21, 27, 28(a) and 28(b) respectively.

3. SEGMENT OPERATING PROFIT/(LOSS) AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES	*North Asia US$m*	*South Asia US$m*	*New Zealand US$m*	*Australia US$m*	*Support Office US$m*	*Total US$m*
Analysis by geographical area:						
2001						
Company and subsidiaries						
Operating results	19.3	31.0	22.7	-	(15.9)	57.1
Restructuring costs of Wellcome Delivers	(6.6)	-	-	-	-	(6.6)
Impairment of assets	(12.1)	-	-	-	(0.8)	(12.9)
	0.6	31.0	22.7	-	(16.7)	37.6
Discontinuing operations						
- Operating results	0.3	-	-	(42.5)	-	(42.2)
- Net profit on sale of Sims	17.3	-	-	-	-	17.3
- Net gain on disposal of Franklins' assets						
Gain on disposal	-	-	-	72.9	-	72.9
Cumulative translation differences	-	-	-	(35.4)	-	(35.4)
Segment operating profit / (loss)	18.2	31.0	22.7	(5.0)	(16.7)	50.2
Associates and joint ventures						
Share of operating results	33.3	0.7	-	-	-	34.0
	51.5	**31.7**	**22.7**	**(5.0)**	**(16.7)**	**84.2**
2000						
Company and subsidiaries						
Operating results	(37.6)	24.5	24.8	-	(16.2)	(4.5)
Net profit on sale of Manson House	23.3	-	-	-	-	23.3
	(14.3)	24.5	24.8	-	(16.2)	18.8
Discontinuing operations						
- Operating results	5.2	-	-	(54.5)	-	(49.3)
- Impairment of assets	-	-	-	(121.1)	(8.3)	(129.4)
Segment operating (loss) / profit	(9.1)	24.5	24.8	(175.6)	(24.5)	(159.9)
Associates and joint ventures						
Share of operating results	36.1	0.4	-	-	-	36.5
Discontinuing operations						
- Share of operating loss	-	-	-	(0.9)	-	(0.9)
	36.1	0.4	-	(0.9)	-	35.6
	27.0	**24.9**	**24.8**	**(176.5)**	**(24.5)**	**(124.3)**

Associates' results include goodwill amortisation of US$1.3 million (2000: US$1.3 million).

3. SEGMENT OPERATING PROFIT/(LOSS) AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES *(continued)*

	2001 US$m	2000 US$m
Analysis by business:		
• Supermarkets / hypermarkets	**27.1**	(24.8)
• Convenience stores	**18.8**	14.5
• Drugstores / pharmacies	**24.7**	19.3
• Restaurants	**32.9**	35.6
• Other	**3.5**	3.6
	107.0	48.2
Support office	**(15.9)**	(16.2)
	91.1	32.0
Restructuring costs of Wellcome Delivers	**(6.6)**	-
Impairment of assets, Hong Kong	**(12.9)**	-
Net profit on sale of Manson House	**-**	23.3
Discontinuing operations		
- Operating results	**(42.2)**	(50.2)
- Net profit on sale of Sims	**17.3**	-
- Net gain on disposal of Franklins' assets	**37.5**	-
- Impairment of assets, Australia	**-**	(129.4)
	84.2	(124.3)

4. NET PROFIT ON DISPOSAL OF SUBSIDIARIES/ASSETS

a) In February 2001, the Group disposed of its 100% interest in Sims Trading, the wholesaling arm, to a third party at a profit of US$17.3 million.

b) During the year, the Group announced and substantially completed the managed sell-down of Franklins' assets in Australia. 249 stores were sold to four major purchasers and various independent operators, and the remaining 38 stores were closed. The transaction realised gross proceeds of US$307.5 million and a net gain of US$37.5 million, after the transfer of US$35.4 million cumulative translation differences.

5. IMPAIRMENT OF ASSETS

In December 2001, the Directors reviewed the carrying value of the Group's assets and based on an assessment of their value in use, an impairment charge of US$12.9 million was recognised, principally against the IT systems assets and the equipment at the Fresh Food Processing Centre in Hong Kong. In December 2000, the Directors recognised an impairment charge of US$129.4 million against goodwill and tangible assets associated with Australia.

6. OPERATING PROFIT / (LOSS)

The following items have been charged / (credited) in arriving at operating profit / (loss) :

	2001 US$m	2000 US$m
Depreciation of tangible assets	**124.2**	162.5
Amortisation of goodwill on acquisition of subsidiaries	**5.3**	7.0
Directors' remuneration	**3.0**	3.7
Staff costs		
- salaries and benefits in kind	503.6	650.9
- defined benefit pension plans (note 16)	6.1	7.9
- defined contribution pension plans	13.9	18.0
	523.6	676.8
Operating leases		
- minimum lease payments	295.1	298.4
- contingent rents	6.7	4.2
- subleases	(8.3)	(9.8)
	293.5	292.8
Profit on sale of Manson House, Hong Kong	**-**	(23.3)
Foreign exchange transaction (gains) / losses	**(0.5)**	0.2
Rental income	**(4.1)**	(4.9)

7. NET FINANCING CHARGES

	2001 US$m	2000 US$m
Interest expense - bank loans and advances	**51.0**	53.1
Interest income	**(16.2)**	(24.8)
Commitment and other fees	**0.4**	0.9
	35.2	29.2

In 2001, financing charges included costs for terminating certain interest rate swaps in Hong Kong and Australia.

8. TAX

	2001 US$m	2000 US$m
Company and subsidiaries		
Current tax		
- charge for the year	**15.4**	14.7
- under-provision in prior years	**1.1**	0.5
Deferred tax (note 14)	**(3.2)**	(2.7)
	13.3	12.5
Associates and joint ventures		
Current tax		
- charge for the year	**5.7**	4.8
	19.0	17.3
By geographical area		
• North Asia	**3.4**	7.4
• South Asia	**10.4**	6.7
• New Zealand	**5.2**	5.7
• Australia	**-**	(2.5)
	19.0	17.3
Reconciliation between tax expense and tax at the applicable tax rate		
Tax at applicable tax rate	**38.0**	(52.9)
Under-provision in prior years	**1.1**	0.5
Impairment losses not deductible for tax purposes	**2.1**	37.7
Other expenses not deductible for tax purposes	**2.5**	7.7
Tax losses not recognised	**10.1**	28.1
Disposal of Franklins' assets	**(26.1)**	-
Other income not subject to tax	**(4.9)**	(5.4)
Deferred tax assets written off	**-**	2.2
Recognition of previously unrecognised deferred tax assets	**(3.8)**	(0.6)
	19.0	17.3

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

9. EARNINGS / (LOSS) PER SHARE

Basic earnings / (loss) per share are calculated on net profit of US$29.8 million (2000: net loss of US$171.5 million) and on the weighted average number of 1,655.7 million (2000: 1,655.7 million) ordinary shares in issue during the year. The weighted average number excludes the Company's shares held by Trustee under the Senior Executive Share Incentive Schemes (note 22).

The shares held under the Senior Executive Share Incentive Schemes are anti-dilutive and therefore ignored in calculating diluted earnings per share. As a result, earnings per share and diluted earnings per share are the same.

Basic and diluted earnings per share reflecting the revaluation of leasehold properties are also calculated on net profit of US$30.1 million (2000 : Net loss of US$194.5 million) as shown in the supplementary financial information.

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit / (loss) is reconciled as follows:

	2001 US$m	2000 US$m
Net profit / (loss)	**29.8**	(171.5)
Discontinuing operations (note 1)	**(2.1)**	195.0
Restructuring costs of Wellcome Delivers	**6.6**	-
Impairment of assets, Hong Kong	**12.9**	-
Net profit on sale of Manson House	**-**	(23.3)
Underlying net profit - IAS basis	**47.2**	0.2
Additional amortisation of leasehold land payments	**0.3**	0.3
Underlying net profit - IAS modified basis	**47.5**	0.5

10. GOODWILL

	2001 US$m	2000 US$m
Net book value at 1st January	**72.4**	86.9
Exchange differences	**(1.0)**	(3.3)
Additions	**5.4**	10.3
Disposals	**(1.4)**	-
Amortisation	**(5.3)**	(7.0)
Impairment charge in Australia	**-**	(14.5)
Net book value at 31st December	**70.1**	72.4
Cost	**82.1**	99.3
Accumulated amortisation	**(12.0)**	(26.9)
	70.1	72.4

11. TANGIBLE ASSETS	Freehold land & buildings US$m	Leasehold properties US$m	Leasehold improvements US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2001						
Net book value at 1st January						
- as previously reported	143.0	238.6	174.7	248.7	89.0	894.0
- change in accounting policy on leasehold properties	-	(153.3)	-	-	-	(153.3)
- as restated	143.0	85.3	174.7	248.7	89.0	740.7
Exchange differences	(5.7)	(3.4)	(4.3)	(10.8)	(1.4)	(25.6)
Additions	5.3	2.7	53.3	38.0	35.0	134.3
Disposals	(47.4)	-	(27.3)	(83.5)	(5.4)	(163.6)
Depreciation charge	(2.4)	(2.2)	(35.4)	(50.6)	(33.6)	(124.2)
Impairment charge	-	-	(0.4)	(4.3)	(7.4)	(12.1)
Net book value at 31st December	**92.8**	**82.4**	**160.6**	**137.5**	**76.2**	**549.5**
Cost or valuation	96.9	86.6	297.1	328.7	222.3	1,031.6
Accumulated depreciation	(4.1)	(4.2)	(136.5)	(191.2)	(146.1)	(482.1)
	92.8	**82.4**	**160.6**	**137.5**	**76.2**	**549.5**
2000						
Net book value at 1st January						
- as previously reported	152.7	273.0	172.7	367.6	161.9	1,127.9
- change in accounting policy on leasehold properties	-	(183.9)	-	-	-	(183.9)
- as restated	152.7	89.1	172.7	367.6	161.9	944.0
Exchange differences	(13.3)	(1.5)	(11.3)	(36.6)	(10.9)	(73.6)
Store acquisitions	-	-	0.7	1.8	0.1	2.6
Additions	7.1	-	71.8	45.5	46.8	171.2
Disposals	(1.1)	(0.3)	(5.3)	(14.1)	(5.3)	(26.1)
Depreciation charge	(2.4)	(2.0)	(36.6)	(64.0)	(57.5)	(162.5)
Impairment charge	-	-	(17.3)	(51.5)	(46.1)	(114.9)
Net book value at 31st December	143.0	85.3	174.7	248.7	89.0	740.7
Cost or valuation	145.8	87.2	333.0	671.8	339.3	1,577.1
Accumulated depreciation	(2.8)	(1.9)	(158.3)	(423.1)	(250.3)	(836.4)
	143.0	85.3	174.7	248.7	89.0	740.7

	2001 US$m	2000 US$m
Analysis of total additions by geographical area:		
North Asia	**68.2**	79.0
South Asia	**35.4**	23.5
New Zealand	**19.1**	28.1
Australia	**11.6**	43.2
	134.3	173.8

The Group's freehold land and buildings and the building component of leasehold properties were revalued at 31st December 1999 by independent valuers. The Directors have reviewed the carrying values at 31st December 2000 and 2001 and are satisfied that there were no material changes to those values.

If the freehold land and buildings and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$139.3 million (2000: US$185.6 million).

12. LEASEHOLD LAND PAYMENTS

	2001 US$m	2000 US$m
Net book value at 1st January		
- as previously reported	-	-
- change in accounting policy on leasehold properties	**41.4**	42.8
- as restated	**41.4**	42.8
Exchange differences	-	(0.9)
Amortisation	**(0.5)**	(0.5)
At 31st December	**40.9**	41.4

Leasehold land payments are paid to acquire long term interests in properties, principally in Hong Kong and Singapore.

13. ASSOCIATES AND JOINT VENTURES

	2001 US$m	2000 US$m
Listed associate: PT Hero Supermarket	**17.9**	11.5
Unlisted associates	**91.5**	90.0
Joint ventures	**2.5**	3.0
Share of attributable net assets	**111.9**	104.5
Goodwill on acquisition	**8.7**	10.0
Amount due to a joint venture	**(3.6)**	-
	117.0	114.5
Market value of listed associate	**7.3**	8.1

Amount due to a joint venture bears interest at HIBOR - 0.68% per annum and is repayable on demand.

The Group's share of assets and liabilities and results of joint ventures are summarised below:

	2001 US$m	2000 US$m
Non-current assets	**0.5**	2.6
Current assets	**2.8**	2.3
Current liabilities	**(0.8)**	(1.9)
Net assets	**2.5**	3.0
Sales	**6.1**	13.0
Profit / (loss) before tax	**0.2**	(0.6)
Loss after tax	**(0.1)**	(0.6)
Net loss	**(0.1)**	(0.6)
Capital commitments	-	-
Movements of share of attributable net assets for the year:		
At 1st January		
- as previously reported	**113.6**	135.1
- change in accounting policy on leasehold properties	**(9.1)**	(9.0)
- as restated	**104.5**	126.1
Net exchange translation differences	**(1.6)**	(4.4)
Share of results before tax and amortisation of goodwill	**35.3**	36.9
Share of tax	**(5.7)**	(4.8)
Dividends received	**(26.4)**	(32.7)
Additions	**5.9**	0.9
Change in attributable interests	**0.3**	-
Disposals	**(0.4)**	(17.5)
At 31st December	**111.9**	104.5
Movements of goodwill on acquisition for the year:		
Net book value at 1st January	**10.0**	11.3
Amortisation	**(1.3)**	(1.3)
Net book value at 31st December	**8.7**	10.0

During 2001, the Group increased its attributable interests in PT Hero Supermarket from 32% to 37%.

14. DEFERRED TAX

	Accelerated tax depreciation US$m	Property revaluation US$m	Losses US$m	Other temporary differences US$m	Total US$m
2001					
At 1st January	(13.1)	(9.6)	-	5.7	(17.0)
Exchange differences	(0.1)	0.6	-	(0.8)	(0.3)
Credited to consolidated profit and loss account (note 8)	-	-	3.0	0.2	3.2
Subsidiaries disposed of	1.8	5.4	-	(6.7)	0.5
At 31st December	**(11.4)**	**(3.6)**	**3.0**	**(1.6)**	**(13.6)**
2000					
At 1st January	(11.9)	(14.6)	-	4.6	(21.9)
Exchange differences	(1.7)	2.9	-	(0.9)	0.3
Credited to consolidated profit and loss account (note 8)	0.5	0.2	-	2.0	2.7
Credited to reserves	-	1.9	-	-	1.9
At 31st December	(13.1)	(9.6)	-	5.7	(17.0)

	2001 US$m	2000 US$m
Analysis of net book value:		
Deferred tax assets	**7.0**	11.8
Deferred tax liabilities	**(20.6)**	(28.8)
	(13.6)	(17.0)

Deferred tax assets of US$24.5 million (2000: US$47.7 million) arising from unused tax losses of US$140.1 million (2000: US$197.8 million) have not been recognised in the financial statements. Included in the unused tax losses, US$116.9 million (2000: US$174.8 million) has no expiry date and the balance will expire at various dates up to and including 2004.

15. OTHER NON-CURRENT ASSETS

	2001 US$m	2000 US$m
Pension assets (note 16)	**28.4**	28.0
Other investments	**1.2**	0.8
	29.6	28.8

16. PENSION PLANS

The Group has defined benefit pension plans relating to employees in Hong Kong and Taiwan. These plans are final salary defined benefit plans and the assets of the plans are held independently of the Group's asset in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method and the latest actuarial valuation date was 1st January 2002.

The amounts recognised in the consolidated balance sheet are as follows:

	2001 US$m	2000 US$m
Fair value of plan assets	**85.8**	102.7
Present value of funded obligations	**(63.4)**	(62.8)
	22.4	39.9
Present value of unfunded obligations	**(2.3)**	(2.5)
Unrecognised actuarial losses / (gains)	**6.5**	(11.2)
Net pension assets	**26.6**	26.2
Analysis of net pension assets:		
Pension assets (note 15)	**28.4**	28.0
Pension liabilities (classified under other non-current liabilities)	**(1.8)**	(1.8)
	26.6	26.2
Movements for the year:		
At 1st January	**26.2**	26.4
Exchange differences	**0.1**	-
Expense recognised in the consolidated profit and loss account (note 6)	**(6.1)**	(7.9)
Additional costs transferred upon divestment of subsidiaries (note 28e)	**(1.7)**	-
Contributions paid	**8.1**	7.7
At 31st December	**26.6**	26.2

The principal actuarial assumptions used for accounting purposes for the principal plans at 31st December are as follows :

	2001 %	2000 %
Discount rate applied to pension obligations	**7.5**	7.5
Expected return on plan assets	**7.0**	7.0
Future salary increases	**6.0**	6.0

The amounts recognised in the consolidated profit and loss account are as follows:

	2001 US$m	2000 US$m
Current service cost	**8.2**	11.8
Interest cost	**4.4**	5.8
Expected return on plan assets	**(6.7)**	(10.3)
Settlement loss / net actuarial (gains) recognised	**0.2**	(0.2)
Past service cost	**-**	0.8
	6.1	7.9
Actual deficit on plan assets	**8.8**	9.9

Total pension cost expenses are included in selling and distribution costs and administration expenses.

17. DEBTORS AND PREPAYMENTS	2001 US$m	2000 US$m
Trade debtors	**17.2**	75.3
Other debtors	**51.4**	49.8
Prepayments	**11.7**	21.2
Rental and other deposits	**47.8**	46.5
	128.1	192.8

18. BANK BALANCES	2001 US$m	2000 US$m
Deposits with banks	**435.8**	449.0
Bank and cash balances	**75.2**	129.0
	511.0	578.0

The weighted average interest rate on deposits with banks is 2.1% (2000: 5.9%).
At 31st December 2001, the Group had no fixed interest rate hedges (2000: Nil).

19. CREDITORS AND ACCRUALS	2001 US$m	2000 US$m
Trade creditors	**489.2**	663.6
Other creditors and accruals	**264.0**	264.9
	753.2	928.5

20. BORROWINGS	2001 US$m	2000 US$m
Current		
- bank overdrafts	**24.3**	28.4
- other bank advances	**1.9**	6.3
Current portion of long-term bank borrowings	**43.0**	50.0
	69.2	84.7
Long-term bank borrowings	**351.6**	735.6
	420.8	820.3
Due dates of repayment		
Within one year	**69.2**	84.7
Between one and two years	**320.4**	348.7
Between two and five years	**31.2**	386.9
	420.8	820.3

20. BORROWINGS *(continued)*

Currency	Weighted average interest rates %	Fixed rate borrowings: Weighted average period Years	Fixed rate borrowings: US$m	Floating rate borrowings US$m	Total US$m
2001					
Chinese Renminbi	*6.4*	-	-	1.8	1.8
Hong Kong Dollar	*3.3*	*2.2*	147.5	127.0	274.5
Malaysian Ringgit	*3.8*	-	-	35.6	35.6
New Taiwan Dollar	*3.2*	-	-	6.6	6.6
New Zealand Dollar	*5.8*	*0.2*	16.6	24.9	41.5
Singapore Dollar	*4.5*	-	-	24.3	24.3
United States Dollar	*2.3*	-	-	36.5	36.5
			164.1	**256.7**	**420.8**
2000					
Australian Dollar	*6.9*	*1.3*	77.6	199.6	277.2
Chinese Renminbi	*6.4*	-	-	1.8	1.8
Hong Kong Dollar	*7.0*	*2.1*	179.5	191.1	370.6
Malaysian Ringgit	*7.3*	-	-	25.5	25.5
New Taiwan Dollar	*5.6*	-	-	20.6	20.6
New Zealand Dollar	*7.0*	*1.0*	26.4	30.9	57.3
Singapore Dollar	*3.6*	-	-	21.2	21.2
United States Dollar	*7.0*	-	-	46.1	46.1
			283.5	536.8	820.3

All borrowings are unsecured.

The weighted average interest rates and periods of fixed rate borrowings are stated after taking account of hedging transactions.

21. NET OPERATING ASSETS	Segment assets US$m	Segment liabilities US$m	Associates and joint ventures US$m	Unallocated assets and liabilities US$m	Total US$m
2001					
By geographical area:					
Company and subsidiaries					
• North Asia	577.9	(420.6)	-	(292.8)	(135.5)
• South Asia	343.6	(201.3)	-	(36.5)	105.8
• New Zealand	141.9	(75.4)	-	(27.0)	39.5
• Australia	31.2	(31.9)	-	5.5	4.8
Associates and joint ventures					
• North Asia	-	-	87.0	-	87.0
• South Asia	-	-	30.0	-	30.0
	1,094.6	(729.2)	117.0	(350.8)	131.6
Support Office	1.4	(25.8)	-	419.4	395.0
	1,096.0	**(755.0)**	**117.0**	**68.6**	**526.6**
By business:					
Company and subsidiaries					
• Retailing	1,077.8	(728.8)	-	(382.2)	(33.2)
• Manufacturing	16.8	(0.4)	-	31.4	47.8
Associates and joint ventures					
• Retailing	-	-	28.4	-	28.4
• Restaurants	-	-	88.6	-	88.6
	1,094.6	(729.2)	117.0	(350.8)	131.6
Support Office	1.4	(25.8)	-	419.4	395.0
	1,096.0	**(755.0)**	**117.0**	**68.6**	**526.6**
2000					
By geographical area:					
Company and subsidiaries					
• North Asia	708.8	(437.7)	-	(383.4)	(112.3)
• South Asia	321.0	(175.6)	-	(18.7)	126.7
• New Zealand	154.2	(72.0)	-	(50.5)	31.7
• Australia	354.2	(232.0)	-	(211.4)	(89.2)
Associates and joint ventures					
• North Asia	-	-	88.8	-	88.8
• South Asia	-	-	25.5	-	25.5
• Australia	-	-	0.2	-	0.2
	1,538.2	(917.3)	114.5	(664.0)	71.4
Support Office	4.7	(13.0)	-	399.8	391.5
	1,542.9	(930.3)	114.5	(264.2)	462.9
By business:					
Company and subsidiaries					
• Retailing	1,435.7	(864.9)	-	(671.6)	(100.8)
• Manufacturing and trading	102.5	(52.4)	-	7.6	57.7
Associates and joint ventures					
• Retailing	-	-	28.1	-	28.1
• Restaurants	-	-	86.4	-	86.4
	1,538.2	(917.3)	114.5	(664.0)	71.4
Support Office	4.7	(13.0)	-	399.8	391.5
	1,542.9	(930.3)	114.5	(264.2)	462.9

Segment assets include goodwill, tangible assets, leasehold land payments, pension assets, stocks, debtors and prepayments.

Segment liabilities include creditors and accruals and pension liabilities.

Associates and joint ventures include share of attributable net assets and unamortised goodwill on acquisition.

Unallocated assets and liabilities include other investments, tax assets and liabilities, cash and cash equivalents, and borrowings.

22. SHARE CAPITAL

	2001 US$m	2000 US$m
Authorised:		
2,250,000,000 shares of US¢5 5/9 each	**125.0**	125.0
500,000 shares of US$800 each	**400.0**	400.0
	525.0	525.0

	Ordinary shares in millions 2001	Ordinary shares in millions 2000	2001 US$m	2000 US$m
Issued and fully paid:				
Ordinary shares of US¢5 5/9 each				
At 1st January	1,700.6	1,691.4	94.5	94.0
Issued under share incentive schemes	7.0	9.2	0.4	0.5
At 31st December	1,707.6	1,700.6	94.9	94.5
Outstanding under share incentive schemes	(51.8)	(44.9)	(2.9)	(2.5)
	1,655.8	1,655.7	**92.0**	92.0

23. SENIOR EXECUTIVE SHARE INCENTIVE SCHEMES

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase shares in the Company. Under the Schemes shares are issued to the Trustee of the Schemes, The Verandah Trust Company Limited, a wholly-owned subsidiary, which holds the shares until the options are exercised. Shares are issued at prices based on the average market price for the five trading days immediately preceding the date of grant of the options, which are exercisable for up to 10 years following the date of grant.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet (note 22) and the premium attached to them is netted off the share premium account (note 24).

Movements for the year

	Ordinary shares in millions 2001	Ordinary shares in millions 2000	2001 US$m	2000 US$m
At 1st January	**44.9**	35.7	**44.7**	39.3
Granted	**7.0**	9.2	**3.6**	5.4
Exercised	**(0.1)**	-	**(0.1)**	-
At 31st December	**51.8**	44.9	**48.2**	44.7

The exercise price of share options exercised during the year were in the range of US$0.4925 to US$0.6045 (2000 : nil) per share.

Outstanding at 31st December

Expiry date	Exercise price US$	Ordinary shares in millions 2001	Ordinary shares in millions 2000
2001	1.4580	-	0.5
2002	1.6730	**0.4**	0.5
2003	1.6220	**0.9**	1.3
2004	1.4720	**0.1**	0.1
2005	1.0000	**1.3**	1.6
2006	0.8220	**1.0**	1.2
2007	0.7360 - 0.8735	**7.3**	7.3
2008	0.9425 - 1.2920	**7.3**	8.4
2009	1.0245 - 1.2380	**6.0**	7.0
2010	0.4230 - 0.6045	**7.8**	8.6
2011	0.5075	**6.6**	-
		38.7	36.5
Unallocated	0.4925 - 1.6730	**13.1**	8.4
		51.8	44.9

24. SHARE PREMIUM

	2001 US$m	*2000 US$m*
At 1st January	191.1	186.2
Shares issued under share incentive schemes	3.2	4.9
At 31st December	194.3	191.1
Outstanding under share incentive schemes	(45.3)	(42.2)
	149.0	148.9

25. REVENUE AND OTHER RESERVES

	Revenue reserves US$m	*Property revaluation reserves US$m*	*Contributed surplus US$m*	*Hedging reserves US$m*	*Exchange reserves US$m*	*Total US$m*
2001						
At 1st January						
- as previously reported	83.7	154.7	162.1	-	(60.7)	339.8
- change in accounting policy on leasehold properties	(7.6)	(114.1)	-	-	0.7	(121.0)
	76.1	40.6	162.1	-	(60.0)	218.8
- effect of adopting IAS 39	-	-	-	(5.7)	-	(5.7)
- as restated	76.1	40.6	162.1	(5.7)	(60.0)	213.1
Transfer						
- additional depreciation transferred upon revaluation	0.4	(0.4)	-	-	-	-
- disposal of revalued assets	18.3	(18.3)	-	-	-	-
Net exchange translation differences						
- amount arising in year	-	-	-	-	(0.8)	(0.8)
- transfer to consolidated profit and loss account on disposal of Franklins' assets	-	-	-	-	35.4	35.4
Cash flow hedges						
- transfer to consolidated profit and loss account	-	-	-	5.7	-	5.7
Change in attributable interests	0.3	-	-	-	-	0.3
Net profit	29.8	-	-	-	-	29.8
At 31st December	**124.9**	**21.9**	**162.1**	**-**	**(25.4)**	**283.5**
of which:						
Company	209.6	-	162.1	-	(12.1)	359.6
Associates and joint ventures	86.7	-	-	-	(4.0)	82.7

25. REVENUE AND OTHER RESERVES *(continued)*

	Revenue reserves US$m	Property revaluation reserves US$m	Contributed surplus US$m	Exchange reserves US$m	Total US$m
2000					
At 1st January					
- as previously reported	326.6	181.8	162.1	(33.1)	637.4
- change in accounting policy on leasehold properties	(7.3)	(142.8)	-	-	(150.1)
- as restated	319.3	39.0	162.1	(33.1)	487.3
Revaluation of properties					
- deferred tax	-	1.9	-	-	1.9
Transfer					
- additional depreciation transferred upon revaluation	0.3	(0.3)	-	-	-
Net exchange translation differences					
- amount arising in year	-	-	-	(26.9)	(26.9)
Net loss	(171.5)	-	-	-	(171.5)
Ordinary dividends (note 26)	(72.0)	-	-	-	(72.0)
At 31st December	76.1	40.6	162.1	(60.0)	218.8
of which:					
Company	175.4	-	162.1	(10.7)	326.8
Associates and joint ventures	83.1	-	-	(4.0)	79.1

Property revaluation reserves are non-distributable.

The contributed surplus principally arose from the conversion of convertible preference shares in 1989 and, under the Bye-Laws of the Company, is distributable.

26. DIVIDENDS

	2001 US$m	2000 US$m
No final dividend in respect of 2000 (1999: US¢4.35 per share)	-	72.0
No interim dividend in respect of 2001 (2000: Nil)	-	-
	-	72.0

No final dividend is proposed by the Board in respect of 2001 (2000: Nil).

27. MINORITY INTERESTS

	2001 US$m	2000 US$m
By geographical area:		
• North Asia	**2.1**	0.5
• South Asia	**-**	2.7
	2.1	3.2
Movement for the year:		
At 1st January	**3.2**	5.1
Attributable profits less dividends	**0.2**	0.7
Capital contribution	**2.2**	-
Disposal	**(0.1)**	-
Purchase of minority interests	**(3.4)**	(2.6)
At 31st December	**2.1**	3.2

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

	2001 US$m	2000 US$m
a. Depreciation and amortisation		
By geographical area:		
• North Asia	**73.5**	67.7
• South Asia	**21.8**	19.4
• New Zealand	**18.3**	18.1
• Australia	**16.6**	64.8
	130.2	170.0
b. Other non-cash items		
Net profit on sale of Sims	**(17.3)**	-
Net gain on disposal of Franklins' assets	**(37.5)**	-
Restructuring costs of Wellcome Delivers	**6.6**	-
Impairment of assets	**12.9**	129.4
Loss/(profit) on sale of tangible assets	**5.9**	(7.1)
Other	**(1.7)**	(0.9)
	(31.1)	121.4
By geographical area:		
• North Asia	**1.3**	(3.7)
• South Asia	**0.5**	0.6
• New Zealand	**3.3**	2.5
• Australia	**(36.2)**	122.0
	(31.1)	121.4
c. Decrease in working capital		
Decrease in stocks	**138.3**	73.8
(Increase) / decrease in debtors and prepayments	**(7.6)**	4.0
Decrease in creditors and accruals	**(100.5)**	(7.5)
	30.2	70.3

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT *(continued)*

		2001 US$m	2000 US$m
d.	**Purchase of subsidiaries**		
	Current assets	-	(0.2)
	Minority interests	(3.4)	(2.6)
	Fair value at acquisition	(3.4)	(2.8)
	Goodwill	(5.4)	(4.3)
	Consideration	(8.8)	(7.1)
	Satisfied by :		
	Cash	(11.7)	(10.0)
	Deferred consideration included in other creditors	2.9	2.9
		(8.8)	(7.1)

During 2001, the Group purchased the remaining minority interests in Wellcome Taiwan Company Limited (2.8%) and Giant TMC Bhd (10%). During 2000, the Group purchased the remaining 50% in Selangor Ice Company Sdn Bhd, which holds a 70% stake in the Guardian business in Malaysia.

		2001 US$m
e.	**Sale of Sims**	
	Goodwill	1.4
	Tangible assets	4.0
	Other non-current assets	0.1
	Current assets	69.9
	Current liabilities	(39.8)
	Deferred tax liabilities	(0.5)
	Minority interests	(0.1)
	Net assets disposed of	35.0
	Additional costs on retirement benefits transferred (note 16)	1.7
	Profit on sale	17.3
	Sale proceeds	54.0
	Less: Bank balances, net of borrowings	(0.4)
	Net cash inflow on sale	53.6

f.	**Disposal of Franklins' assets**	
	Net assets disposed of	144.4
	Cumulative translation differences	35.4
	Net gain on disposal	37.5
	Net cash inflow on disposal	217.3
	Closure and related costs	90.2
	Disposal proceeds	307.5

		2001 US$m	2000 US$m
g.	**Analysis of balances of cash and cash equivalents**		
	Bank balances (note 18)	511.0	578.0
	Bank overdrafts (note 20)	(24.3)	(28.4)
		486.7	549.6

29. FINANCIAL INSTRUMENTS

The Group manages its exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk
Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investment in foreign subsidiaries, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk
The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps and caps.

Funding risk
The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk
The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values
The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments and discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps and caps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates, which approximate to their carrying amount.

In the year ended 31st December 2000, the Group did not recognise in its financial statements the change in fair value of derivative financial statements. On the adoption of IAS 39 at 1st January 2001, certain derivatives were designated as cash flow hedges and remeasured to fair values.

The net fair value of derivative financial instruments at 31st December are as follows :

	2001		2000	
	Positive fair value ***US$m***	*Negative fair value* ***US$m***	*Positive fair value US$m*	*Negative fair value US$m*
Designated for cash flow hedges				
- interest rate swaps	-	-	-	5.7

FINANCIAL INSTRUMENTS *(continued)*

Forward foreign exchange contracts

The contract amount of the outstanding forward foreign exchange contracts at 31st December 2001 were US$64.1 million (2000: US$64.1 million).

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following two years.

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts at 31st December 2001 were US$164.1 million (2000: US$283.5 million).

	2001 *US$m*	*2000* *US$m*
Within one year	**29.4**	36.5
Between one and five years	**134.7**	247.0
	164.1	283.5

As at 31st December 2001, the fixed interest rates relating to interest rate swaps vary from 2.5% to 6.0% (2000: 5.4% to 7.9%).

30. COMMITMENTS	*2001* *US$m*	*2000* *US$m*
Capital commitments		
Authorised not contracted	**75.6**	23.8
Contracted not provided	**6.3**	4.8
	81.9	28.6
Operating lease commitments		
Total commitments under operating leases		
- due within one year	**221.1**	267.9
- due between one and five years	**371.8**	580.6
- due beyond five years	**107.0**	500.3
	699.9	1,348.8

Total future sublease payments receivable relating to the above operating leases amounted to US$4.7 million (2000: US$2.3 million).

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

31. CONTINGENT LIABILITIES

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

32. RELATED PARTY TRANSACTIONS

The parent company of the Group is Jardine Strategic Holdings Limited and the ultimate parent company is Jardine Matheson Holdings Limited. Both companies are incorporated in Bermuda.

In the normal course of business the Group undertakes on an arms-length basis a wide variety of transactions with certain of its associates and joint ventures, and with Jardine Matheson Holdings Limited and its subsidiary undertakings, associates and joint ventures. All of such transactions are considered to be immaterial in the context of the Group.

Under the terms of a Management Services Agreement, the Group pays a management fee to Jardine Matheson Limited, a wholly-owned subsidiary of Jardine Matheson Holdings Limited, based on 0.5% per annum of the Group's net profit in consideration for certain management consultancy services provided by Jardine Matheson Limited.

33. SUMMARISED BALANCE SHEET OF THE COMPANY

Included below is certain summarised balance sheet information of the Company disclosed in accordance with Bermuda law.

	2001 *US$m*	*2000* *US$m*
Subsidiaries, at cost less provision	**648.6**	612.8
Other investments	**0.4**	0.4
Current liabilities	**(0.2)**	(0.8)
Net operating assets	**648.8**	612.4
Share capital (note 22)	**94.9**	94.5
Share premium (note 24)	**194.3**	191.1
Revenue and other reserves (note 25)	**359.6**	326.8
Shareholders' funds	**648.8**	612.4

34. PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

A list of principal subsidiaries, associates and joint ventures is attached.

at 31st December 2001

Company Name	Country of incorporation	Particulars of issued capital			Attributable interests(%)	Nature of business
Dairy Farm Management Limited	Bermuda	HKD	100,000	Ordinary	100 **	Holding company
		USD	100	Ordinary		
Dairy Farm Management Services Limited	Bermuda	USD	12,000	Ordinary	100 **	Group management
DFI Treasury Limited	British Virgin Islands	USD	1	Ordinary	100 **	Treasury company
ASIA						
Guangdong Sai Yi Convenience Stores Limited	Mainland China	HKD	50,000,000	Ordinary	65	Convenience stores
Asian Food Industries (HK) Limited	Hong Kong	HKD	5,800,000	Ordinary	100	Purchasing
Asian Food Industries (Properties) Limited	Hong Kong	HKD	10,000,000	Ordinary	100	Property
Hayselton Enterprises Limited	Hong Kong	HKD	2	Ordinary	100	Holding company
Maxim's Caterers Limited *	Hong Kong	HKD	60,000,000	Ordinary	50	Restaurants
The Dairy Farm Company, Limited	Hong Kong	HKD	60,000,000	Ordinary	100	Investment holding, supermarkets, convenience stores and drugstores.
The Hong Kong Ice & Cold Storage Company Limited	Hong Kong	HKD	500,000	Ordinary	100	Ice manufacturing & property
Wellcome Company Limited	Hong Kong	HKD	255,000	Ordinary	100	Property
Guardian Pharmacy (Malaysia) Sdn Bhd	Malaysia	MYR	12,000,000	Ordinary	100	Pharmacies
Giant TMC Bhd	Malaysia	MYR	19,669,914	Ordinary	100	Supermarkets / hypermarkets
Fitzpatrick's Holdings Pte Limited	Singapore	SGD	30,000,000	Ordinary	100	Holding company
Cold Storage Singapore (1983) Pte Limited	Singapore	SGD	25,685,000	Ordinary	100	Supermarkets, hypermarkets & convenience stores
Guardian SEA Pte Limited	Singapore	SGD	4,000,000	Ordinary	100	Pharmacies
Wellcome Taiwan Company Limited	Taiwan	TWD	1,800,000,000	Ordinary	100	Supermarkets
PT Hero Supermarket Tbk *	Indonesia	IDR	164,710,000,000	Ordinary	37	Supermarkets, drugstores & convenience stores
Foodworld Supermarkets Limited *	India	INR	508,800,000	Ordinary	49	Supermarkets
RPG Guardian Limited *	India	INR	45,000,000	Ordinary	50	Drugstores
NEW ZEALAND						
Denstree Corporation Limited	New Zealand	NZD	3,300	Ordinary	100	Holding company
		NZD	10,200	Preference		
Woolworths (New Zealand) Limited	New Zealand	NZD	5,503,850	Ordinary	100	Supermarkets
		NZD	100,000	Preference		

* *Associates or joint ventures. All other companies are subsidiaries.*

** *Owned directly*

Dairy Farm International Holdings Ltd
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

To: Business Editor

For immediate release

DAIRY FARM LAUNCHES TENDER OFFER TO REPURCHASE SHARES

26th February 2002 - Dairy Farm International Holdings Limited today announced that it intended to return cash to shareholders through a Tender Offer for the repurchase of part of its outstanding share capital. The proposal gives shareholders the choice to sell Shares at a premium to the recent market price or to increase their proportionate stake in the Company by retaining their Shares.

Tenders will be invited in the range of US$0.66 to US$0.75 per Share. The price range represents a premium of between 3.9 per cent. and 18.1 per cent. over the closing price of the Shares on the Singapore Stock Exchange on 25th February 2002 and a premium of between 5.6 per cent. and 20.0 per cent. over the average closing price of the Shares on the Singapore Stock Exchange for the 30 market days immediately prior to this announcement. The Tender Offer will be for up to 170 million Shares (representing approximately 10 per cent. of the Company's issued share capital). If fully subscribed, this will result in the Company returning between US$112.2 million and US$127.5 million to shareholders.

Background

Dairy Farm today announced its preliminary results for the year ended 31st December 2001. The Company reported a year of significant progress in terms of profit performance and strategic positioning against a backdrop of poor economic conditions in most of its markets.

Record profits were achieved in Singapore, Malaysia and Taiwan and also by Mannings and 7-Eleven in Hong Kong. All other retail businesses were on plan including Wellcome Hong Kong which produced a significantly improved performance. Maxim's profits declined but it performed well against its peers in a sluggish catering market.

The Wellcome Taiwan result represented the fruition of a two-year turnaround effort from losses in 1999 to earnings before interest, taxation, depreciation and amortisation (EBITDA) of US$15 million in 2001. South Asia has also improved rapidly over the past two years with sales and profit up more than 75 per cent.

- more -

Issued by: **Dairy Farm Management Services Ltd**
Incorporated in Bermuda with limited liability
5/F Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

The managed sell-down of Franklins in Australia was substantially completed in the second half of 2001. Dairy Farm's balance sheet moved into a net cash position at the year end, due mainly to the disposal of Franklins' assets and the sale of Sims Trading.

The Directors stated that, in view of Dairy Farm's forthcoming investment commitments and a cautious view of prospects for 2002, they believed it to be too early for a resumption of dividend payments.

Considering the significant balance sheet strengthening over the past year but bearing in mind the contribution to this improvement of non-recurring asset disposals, the Company believes it appropriate to offer shareholders a return of capital.

Benefits of the Tender Offer

Dairy Farm believes that the Tender Offer strikes the right balance between offering shareholders a return of capital and leaving the business prudently financed. The reduction in capital will also have the effect of increasing earnings per Share. The benefits to shareholders, therefore, are that:

- it will offer shareholders a return of value whilst still leaving the Company able to support an increased capital expenditure programme;

- it will enhance earnings per Share, and thereby accelerate a return to dividend payments; and

- it will give shareholders the choice either to sell Shares at a premium to the recent market price or to increase their proportionate stake in the Company by retaining their holdings.

Dairy Farm has no intention of making any further premium tender offer to shareholders in the year ahead.

Further Terms

The Tender Offer will close on 5th April 2002.

Full details of the Tender Offer, including the terms and conditions on which it is being made, are set out in a circular which will be posted to shareholders on 28th February 2002.

The Tender Offer is available to all Registered Shareholders with registered addresses outside Canada, Japan, Malaysia and South Africa. In addition, the Tender Offer will also be available to depositors holding Shares through the CDP scripless system in Singapore. Holders of American Depositary Shares will be required to withdraw the relevant Shares from the US Depositary in order to participate in the Tender Offer.

- more -

Jardine Strategic Group

The Directors have been informed that the Jardine Strategic Group has no present intention of tendering its Shares under the Tender Offer in respect of its holding of approximately 1,029 million Shares representing approximately 60.3 per cent. of the currently issued share capital of Dairy Farm.

If 170 million Shares are repurchased, the Jardine Strategic Group's shareholding in Dairy Farm would increase to approximately 66.9 per cent. of the issued share capital of the Company.

Preliminary Results

The announcement of Dairy Farm's preliminary results for the year ended 31st December 2001, which contains an operational review of the Dairy Farm Group businesses for the year 2001 and discusses the outlook for the year 2002, is set out in the circular which will be posted to shareholders on 28th February 2002.

The Dairy Farm Group

Dairy Farm is a leading food and drugstore retailer in the Asia-Pacific Region. As at 31st December 2001, the Dairy Farm Group and its associates operated some 2,200 outlets – principally supermarkets, hypermarkets, convenience stores, drugstores and restaurants – employed some 58,800 people in the Region and in 2001 had total sales from ongoing operations of some US$4.4 billion. Dairy Farm is a member of the Jardine Matheson Group.

- end -

For further information, please contact:

Dairy Farm Management Services Limited
Ronald J Floto (852) 2299 1881
Howard Mowlem (852) 2299 1896
email: hmowlem@dairy-farm.com.hk

Golin/Harris Forrest
Bob Fienberg (852) 2501 7908
email: bob.fienberg@golinharris.com.hk

This and other Group announcements can be accessed through the Internet at "www.dairyfarmgroup.com".